40-33
Branch 16
811-3104



MFS INVESTMENT MANAGEMENT

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000


RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM
BY

04041699

February 6, 2004


SEC MAIL
RECEIVED
FEB - 9 2004
WASH. D.C.
158
SECTION

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Timothy Grady v. Sun Life Assurance Company of Canada Inc., et al., Albert Feldman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-CV-10009-RGS, Mike Sayegh v. Massachusetts Financial Services Company (Doe 33), et al., Case No. BC-304655, Elizabeth J. Wright Carter, Small Claim No. SCSC036827, Bruce A. Carter, Small Claims No. SCSC036816

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Class Action Complaints and Small Claims Complaints in the above referenced matters. Massachusetts Financial Services Company SEC file number is 801-17352.

1. Timothy Grady v. Sun Life Assurance Company of Canada Inc., et al.
2. Albert Feldman v. Massachusetts Financial Services Company, et al. Civil Action No. 04-CV-10009-RGS
3. Mike Sayegh v.Massachusetts Financial Services Company (Doe 33), et al., Case No. BC-304655
4. Elizabeth J. Wright-Carter v. MFS Investment Management (d/b/a/ for Massachusetts Financial Services)
5. Bruce A. Carter v. MFS Investment Management (d/b/a for Massachusetts Financial Services)

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

/aec
Enclosures

#76300

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

TIMOTHY GRADY, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

SUN LIFE ASSURANCE COMPANY OF CANADA INC., SUN LIFE ASSURANCE COMPANY OF CANADA U.S. BENEFIT PLANS COMMITTEE, JANET V. WHITEHOUSE, GREGG A. FRADKIN, CLAUDE ACCUM, MICHAEL E. SHUNNEY, JOHN T. DONNELLY, DAVEY S. SCOON, ROBERT P. VROLYK, ROBIN L. CAMARA, AND DOES 1 - 100,

Defendants.

Civil Action No.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT



MAGISTRATE JUDGE

Plaintiff Timothy Grady ("Plaintiff"), a participant in the United States Employees' Sun Advantage Savings and Investment Plan (the "Plan"), on behalf of himself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries, including Sun Life Assurance Company of Canada Inc. ("Sun Life" or the "Company").

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the mutual fund investment options created by, their employer, often the sponsor of the plan, for part of their retirement investment portfolios. Mutual funds within the

Massachusetts Financial Services family of funds, including MFS Growth Opportunity Fund, MFS High Income Fund, MFS Government Securities Fund, MFS Total Return Fund, and Massachusetts Investors Trust (collectively the "MFS Funds"), are investment alternatives in the Plan.

3. Plaintiff Timothy Grady was an employee of Sun Life and a participant in the Plan. Plaintiff's retirement investment portfolio included MFS Funds.

4. Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to him and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of MFS Funds.

5. During the Class Period, defendants knew or should have known that MFS Funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful mutual fund trading methods permitted by the Company that artificially diluted the value of certain investment alternatives within the Plan, namely, the MFS Funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching of their fiduciary obligations.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some defendants reside or

maintain their primary place of business in this district.

PARTIES

Plaintiff

9. Plaintiff Timothy Grady was a Sun Life employee, was a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held MFS Funds in his retirement investment portfolio.

Defendants

10. Defendant Sun Life is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is the parent company of Massachusetts Financial Services Company ("MFS"), which manages the MFS Family of Mutual Funds. Sun Life was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

11. Defendant Sun Life U.S. Benefit Plans Committee (the "Committee") is the designated Plan Administrator and Trustee. As Plan Administrator and Trustee, the Committee was a fiduciary of the Plan within the meaning of ERISA in that it, and its individual members, exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

12. Defendant Janet V. Whitehouse ("Whitehouse") was the Chairperson of the Committee during the Class Period, and signed the Company's Form 11-K/A, filed with the SEC

on June 30, 2003 for the fiscal year ended December 31, 2002 (the "2002 Form 11-K/A"). Whitehouse was a fiduciary of the Plan within the meaning of ERISA in that she exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

13. Defendant Gregg A. Fradkin ("Fradkin") was a member of the Committee during the Class Period, and signed the Company's 2002 Form 11-K/A. Fradkin was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

14. Defendant Claude Accum ("Accum") was a member of the Committee during the Class Period, and signed the Company's 2002 Form 11-K/A. Accum was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

15. Defendant Michael E. Shunney ("Shunney") was a member of the Committee during the Class Period, and signed the Company's 2002 Form 11-K/A. Shunney was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

16. Defendant John T. Donnelly ("Donnelly") was a member of the Committee during the Class Period, and signed the Company's 2002 Form 11-K/A. Donnelly was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to

management and administration of the Plan and/or management and disposition of the Plan's assets.

17. Defendant Davey S. Scoon ("Scoon") was a member of the Committee during the Class Period, and signed the Company's Form 11-K, filed with the SEC on March 31, 2003 (the "2002 Form 11-K"). Scoon was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

18. Defendant Robert P. Vrolyk ("Vrolyk") was a member of the Committee during the Class Period, and signed the Company's 2002 Form 11-K. Vrolyk was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

19. There are fiduciaries of the Plan whose identities are currently unknown to plaintiff, including additional individual members of the Committee, Plan Trustee(s) and other individual fiduciaries. Once their identities are ascertained, plaintiff will seek leave to join them under their true names.

20. Defendants include named and de facto fiduciaries with respect to the Plan. All defendants exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

21. The United States Employees' Sun Advantage Savings and Investment Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A).

The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

22. According to the 2002 Form 11-K/A, the Plan is a defined contribution plan sponsored by Sun Life for the benefit of employees of the Company.

23. The stated purpose of the Plan is to "permit eligible employees of the [Company] and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of ... retirement." 2002 Form 11-K/A.

24. Participating employees were/are permitted to contribute to the Plan 1% to 16% of his or her compensation for 2001 and 1% to 60% of his or her compensation for 2002. Furthermore, the Company makes matching contributions for each participant at the rate of $.50 for each $1.00 contributed by the participant to a pooled matching account, provided that no matching contribution will be made for participant contributions in excess of 6% of compensation.

25. According to the Company's 2002 Form 11-K/A, the Committee is the Plan Administrator and Trustee of the Plan. Moreover, the 2002 Form 11-K/A further states that certain Plan investments are managed by Sun Life and its affiliates.

26. As of December 31, 2002, the Plan's investments in MFS Funds were valued at **$40,918,542**, or **37%** of the total investments held by the Plan.

27. As discussed below, internal Company memoranda have revealed that the Company permitted illegal timing activity to occur in *at least two*, if not more, of the MFS Funds held by the Plan: the MFS Total Return Fund and the Massachusetts Investors Trust.

28. As a result, at least some, if not all, of the MFS Funds in the Plan were diluted in value at all times during the Class Period. Furthermore, based on information and belief, it is

likely that the MFS Funds will continue to drop in value as more details emerge on the Company's illegal timing activities, and as MFS incurs currently indeterminate fines, restitution, and settlement fees.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of himself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 15, 1998 and the present (the "Class Period") and whose accounts included investments in MFS Funds.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes there are, at a minimum, hundreds of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

31. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants each owed a fiduciary duty to plaintiff and members of the Class;

(b) whether defendants breached their fiduciary duties to plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether defendants violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

32. Plaintiff's claims are typical of the claims of the members of the Class because plaintiff and the other members of the Class each sustained damages arising out of the defendants' wrongful conduct in violation of federal law as complained of herein.

33. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

34. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

35. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for defendants; (ii) defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

DEFENDANTS' FIDUCIARY STATUS

36. During the Class Period, upon information and belief, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

37. During the Class Period, all of the defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

38. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Upon information and belief, at least Sun Life and the Committee are named fiduciaries of the Plan.

39. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, Sun Life chose to internalize this fiduciary function.

40. ERISA treats as fiduciaries not only persons explicitly named as fiduciaries under § 402(a)(1), but also any other persons who act in fact as fiduciaries, *i.e.*, perform fiduciary functions. Section 3(21)(A)(i) of ERISA, 29 U.S.C. §1002(21)(A)(i), provides that a person is a fiduciary "to the extent . . . he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management of disposition of its assets . . . ." During the Class Period, defendants performed fiduciary functions under this standard, and thereby also acted as fiduciaries under ERISA.

DEFENDANTS' CONDUCT

A. MFS Funds Were Imprudent Investments for the Plan

1. Illegal Market Timing Schemes

41. This action concerns a fraudulent scheme and course of conduct which was intended to, and indeed did, benefit the Company at the expense of unsuspecting Plan participants. In connection therewith, defendants violated their fiduciary duties to Plan participants in return for substantial fees and other income for themselves and their affiliates.

42. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' have diluted the interests of Plan participants by allowing market timing to occur in at least two of the MFS Funds that were investment alternatives in the Plan.

43. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. In mutual funds, the market value of a fund share is known as the Net Asset Value ("NAV"). Since mutual funds hold a number of securities, the net asset value must be calculated at the end of day on a daily basis (as opposed to stocks that change prices by the second). Thus, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way mutual funds set their NAV.

44. This "in and out" strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S.

mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

45. Effective timing captures an arbitrage profit that comes ***dollar-for-dollar out of the pockets of the long-term investors***: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

46. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their short-term transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it

only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

47. Mutual fund managers are well aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot, and mutual fund managers have tools to fight back against timers.

48. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

49. The incentive to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

50. The management company makes its profit from fees it charges the funds for

financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

51. Thus, by keeping money – often many millions of dollars--in the same family of mutual funds (while moving the money from fund to fund), the market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

52. As an additional inducement for allowing the timing, fund managers often received "sticky assets," which assured a steady flow of fees to the manager.

53. These arrangements were never disclosed to mutual fund investors such as Plan participants. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

2. The Timing Scheme at Sun Life's Subsidiary Company

54. Upon information and belief, the defendants permitted illegal timing to occur in at least two, and likely a number, of the MFS Funds available to Plan participants as investment alternatives.

55. It is widely acknowledged that timing inures to the detriment of long-term shareholders such as plaintiff and similarly situated Plan participants by diluting their investment holdings. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that would increase fund managers' fees, fund managers entered into undisclosed agreements to allow timing.

56. The mutual fund prospectuses for the MFS Funds at issue created the misleading impression that the Company was vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: MFS managers sold the right to time their funds to certain market timers. The prospectuses were silent about these arrangements. For example, prospectuses distributed to MFS Funds customers (including, upon information and belief, Plan participants) plainly state:

> MFS Funds **do not permit** market timing or other excessive trading practices. Excessive. short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds **will reject or restrict** an investor's purchase orders if there is a history of market timing. (Emphasis added).

57. Contrary to such language, MFS created a specific class of mutual funds through which it allowed illegal market timing to occur.

58. As a result of the "timing" of the MFS Funds, certain market timers, the Company, and their intermediaries profited handsomely. The losers were unsuspecting Plan participants and other long-term mutual fund investors. Thus, the defendants' profits came dollar-for-dollar out of the pockets of investors such as plaintiff and similarly situated Plan

participants.

3. The Timing Scheme Unfolds

59. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary") in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies' respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

60. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, MFS received inquiries and subpoenas for documents from those agencies.

61. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston

office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the disclosure in certain of MFS's fund prospectuses concerning market timing was misleading, and in breach of federal law.

62. On December 9, 2003, The New York Times (the "Times") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The Times further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds - a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds. Additionally, the Times reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

63. The defendants, in permitting, upon information and belief, the illegal timing activity to occur in the MFS Funds, have breached their fiduciary duties to plaintiff and the class by lying to Plan participants about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their own managers to time the MFS mutual funds.

B. Defendants Knew or Should have Known that MFS Funds Were Not Prudent Plan Investments

64. Throughout the Class Period, the Company and its subsidiaries engaged in illegal conduct involving timing of the MFS Funds, which, collectively, represented that largest single available investment alternative in the Plan.

65. The Company's illegal timing activities materially diluted the value of the MFS Funds.

66. At all relevant times, defendants knew or should have known that SunLife's subsidiary, MFS, was improperly diluting the revenues of the MFS Funds by devising and implementing a scheme to obtain substantial fees and other income for itself and its affiliates by allowing favored investors to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to the Plan participants.

67. Defendants failed to conduct an appropriate investigation into whether the MFS Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the MFS Funds, such that other fiduciaries and the Plan participants could make informed decisions regarding the MFS Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

68. An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the MFS Funds, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

69. Because defendants knew or should have known that MFS Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in MFS Funds.

70. Defendants had available to them several different options for satisfying this duty, including: making appropriate public disclosures as necessary; divesting the Plan of MFS Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of MFS Funds.

C. Defendants Regularly Communicated with Plan Participants Concerning Purchases of MFS Funds, Yet Failed to Disclose the Imprudence of Investment in MFS Funds

71. Upon information and belief, the Company regularly communicated with employees, including Plan participants, about the performance and prospects of the MFS Funds, collectively, the largest single asset class in the Plan. During the Class Period, the Company fostered a positive attitude toward the MFS Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the MFS Funds. As such, Plan participants could not appreciate the true risks presented by investments in the MFS Funds and therefore could not make informed decisions regarding investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

72. At all relevant times, defendants were and acted as fiduciaries within the meaning

of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

73. ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

74. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

75. ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

76. These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things,

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, MFS Funds, to ensure that each investment is a suitable option for the plan; and

b. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

77. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> "...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

78. Plaintiff therefore brings this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants. Count Four also asserts violations of the prohibited transaction rules under ERISA § 406(a).

CAUSATION

79. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants through Plan investment in MFS Funds during the Class Period, in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

80. Defendants are responsible for losses caused by participant direction of

investment in MFS Funds, because defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. Defendants concealed material, non-public facts from participants, and provided misleading, inaccurate, and incomplete information to them regarding the nature of MFS's illicit activities and the true underlying values of the MFS Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent control over their investments in MFS Funds, and defendants remain liable under ERISA for losses caused by such investment.

81. Had the defendants properly discharged their fiduciary and/or co-fiduciary duties, including the provision of full and accurate disclosure of material facts concerning investment in MFS Funds, eliminating these investment alternatives when they became imprudent and divesting the Plan from any then-existing investments in these investment alternatives when maintaining such investments became imprudent, the Plan would have avoided a substantial portion, if not all, of the losses that it suffered through such continued tainted investments.

COUNT I

Failure to Prudently and Loyally Manage Plan Assets
(Breaches of Fiduciary Duties in Violation of ERISA § 404)

82. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

83. At all relevant times, as alleged above, the defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

84. As alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the option of MFS Funds.

85. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The defendants were responsible for ensuring that all investments in MFS Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

86. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan documents or directives that it knows or reasonably should know would lead to an imprudent result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(1)(D), 29 U.S.C. § 1104(a)(1)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

87. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that MFS Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer MFS Funds as investment options for the Plan and to direct and approve Plan investment in MFS Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of

the investment, defendants failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in MFS Funds.

88. The fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with single-minded devotion to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan sponsor.

89. The defendants also breached their co-fiduciary obligations by, among other failures, knowingly participating in, making no effort to remedy, and/or knowingly undertaking to conceal, their fellow defendants' failure to prudently and loyally manage Plan assets in the exercise of their discretion with respect to offering MFS Funds as investment options in the Plan despite knowing that such failures were breaches of their ERISA-mandated fiduciary duties.

90. Defendants named in this Count were unjustly enriched by the fiduciary breaches described in this Count.

91. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

92. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

Failure to Monitor the Committee and Provide It With Accurate Information (Breaches of Fiduciary Duties in Violation of ERISA § 404 by Sun Life)

93. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

94. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

95. At all relevant times, as alleged above, the scope of the fiduciary responsibility of Sun Life included the responsibility to monitor other fiduciaries.

96. The duty to monitor entails both giving information to and reviewing the actions of the monitored fiduciaries, including at least the Committee and/or employee fiduciary delegates of the Committee. In this case, that meant that the monitoring fiduciaries, including Sun Life, have the duty to:

(1) Ensure that the Committee possesses the needed credentials and experience, or uses qualified advisors and service providers to fulfill its duties. It must be knowledgeable about the operations of the Plan, the goals of the Plan, and the behavior of Plan participants;

(2) Ensure that the Committee is provided with adequate financial resources to do its job;

(3) Ensure that the Committee has adequate information to do its job of overseeing the Plan investments;

(4) Ensure that the Committee has ready access to outside, impartial advisors when

needed;

(5) Ensure that the Committee maintains adequate records of the information on which it bases its decisions and analysis with respect to Plan investment options; and

(6) Ensure that the Committee reports regularly to the Company. The Company must have then reviewed, understood, and approved the conduct of the hands-on fiduciaries.

97. Under ERISA, a monitoring fiduciary must ensure that the monitored fiduciaries are performing their fiduciary obligations, including those with respect to the investment of plan assets, and must take prompt and effective action to protect the plan and participants when they are not. In addition, a monitoring fiduciary must provide the monitored fiduciaries with complete and accurate information in their possession that they know or reasonably should know that the monitored fiduciaries must have in order to prudently manage the plan and the plan assets.

98. Sun Life breached its fiduciary monitoring duties by, among other things, (a) failing to ensure that the monitored fiduciaries had access to knowledge about the Company's subsidiary's illegal timing activities alleged above, which made the MFS Funds imprudent retirement investments, and (b) failing to ensure that the monitored fiduciaries appreciated the huge risk of significant investment by rank and file employees in undiversified mutual fund alternative investments provided by the Company. Sun Life knew or should have known that the fiduciaries they were responsible for monitoring were imprudently allowing the Plan to continue offering shares of the MFS Funds as Plan investments and continuing to invest Plan assets in the

MFS Funds when it no longer was prudent to do so, yet failed to take action to protect the participants from the consequences of these fiduciaries' failures.

99. In addition, as a result of its inappropriate practices and implicit knowledge thereof, Sun Life, in connection with its monitoring and oversight duties, was required to disclose to the individual defendants accurate information about the financial condition and practices of MFS that they knew or should have known that these monitored defendants needed to make sufficiently informed decisions. By remaining silent and continuing to conceal such information from the other fiduciaries, these defendants breached their monitoring duties under the Plan and ERISA.

100. Sun Life is liable as a co-fiduciary because: (1) it knowingly participated in the fiduciary breaches by its fellow defendant-fiduciaries in the activities implicated in this Count; (2) it enabled the breaches by these defendants; and (3) by having knowledge of these breaches yet not making any effort to remedy them.

101. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

102. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan and indirectly plaintiff (and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

103. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT III

Failure to Provide Complete and Accurate Information to Plan Participants and Beneficiaries (Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

104. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

105. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

106. At all relevant times, the scope of the fiduciary responsibility of the defendants included Plan communications to Plan participants and beneficiaries.

107. The duty of loyalty under ERISA requires fiduciaries to speak truthfully to participants, not to mislead them regarding the plan or plan assets, and to disclose information that participants need in order to exercise their rights and interests under the plan.
This duty to inform participants includes an obligation to provide participants and beneficiaries of the Plan with complete and accurate information, and to refrain from providing false information or concealing material information regarding Plan investment options such that participants can make informed decisions with regard to investment options available under the Plan. This duty applied to all Plan investment options presented by the Company during the Class Period, including investment in MFS Funds.

108. The defendants breached their duty to inform participants by failing to provide complete and accurate information regarding investment in shares of the MFS Funds, MFS' improper timing activities, and the consequent artificial dilution of shares of the MFS Funds, and generally, by conveying inaccurate information regarding the soundness of investing in the MFS

Funds. These failures were particularly devastating to the Plan and the participants; a significant percentage of the Plan's assets were invested in shares of the MFS Funds during the Class Period and, thus, losses stemming from such investment, had an enormous impact on the value of participants' retirement assets.

109. Defendants in this Count are also liable as co-fiduciaries because (1) they knowingly participated in and knowingly undertook to conceal the failure of the other fiduciaries to provide complete and accurate information regarding MFS Funds, despite knowing of their breaches; (2) they enabled such conduct as a result of their own failure to satisfy their fiduciary duties; and (3) they had knowledge of the other fiduciaries' failures to satisfy their duty to provide only complete and accurate information to participants, yet did not make any effort to remedy the breaches.

110. Where a breach of fiduciary duty consists of, or includes, misrepresentations and omissions material to a decision by a reasonable Plan participant that results in harm to the participant, the participant is presumed as a matter of law to have relied upon such misrepresentations and omissions to her detriment. Here, the above-described statements, acts and omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments in MFS Funds and were material to any reasonable person's decision about whether or not to invest or maintain any part of their invested Plan assets in MFS Funds during the Class Period. Plaintiff and the other Class members are therefore presumed to have relied to their detriment on the misleading statements, acts, and omissions of the defendants.

111. Plaintiff further contends that the Plan suffered a loss, and plaintiff and the other

Class members suffered losses, by the above-described conduct of the defendants in this Count during the Class Period because that conduct fundamentally deceived plaintiff and the other Class members about the prudence of making and maintaining investments in shares of the MFS Funds.

112. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

113. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly plaintiff and thc Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

114. Pursuant to ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT IV

Violations of ERISA § 406 – Prohibited Transactions

115. Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

116. By virtue of all the facts and events alleged herein, Sun Life, in connection with its actions and omissions in authorizing and causing the Plan to continue to offer the MFS Funds during the Class Period as investment alternatives for the Plan and permitting participants to invest these investments at a time when they knew or should have known that the Company was permitting illegal timing activities to occur in the MFS Funds, and that, as a result, the prices per

share at which the Plan was acquiring the MFS Funds exceeded fair market value and was more than adequate consideration for such shares, caused the Plan to engage in transactions that constituted a direct or indirect sales or exchanges of property between the Plan and a party-in-interest (Sun Life), in violation of ERISA §§ 406(a), 29 U.S.C. §§ 1106(a).

117. Because the price Plan fiduciaries caused to be paid by the Plan for such shares and by participants for "participation interests" exceeded fair market value and was for more than adequate consideration, the prohibited transactions are not exempt under the provisions of ERISA § 408(e)(1), 29 U.S.C. § 1108(e)(1).

118. At such time as the Company's subsidiary was permitted to engage in unlawful timing activities, the Plan invested, upon information and belief, at least millions of dollars, in the MFS Funds at prices in that exceeded fair market value and adequate consideration. The Plan and its participants paid more than adequate consideration for their "participation interests" in the Plan.

119. Because the acquisition of shares of the MFS Funds and participation interests by the Plan and its participants for more than adequate consideration was a prohibited transaction which is a "per se" violation of ERISA §§406(a), 29 U.S.C. §§ 1106(a), under ERISA §§ 409(a) and 502(a)(2) and (3), 29 U.S.C. §§ 1109(a) and 1132(a)(2) and (3), the Court has the power to redress such violations by undoing the prohibited transaction. In the present case, the appropriate remedy would be for the Court to restore to the Plan the consideration which was paid by the Plan and its participants to acquire shares of the MFS Funds and participation interests at inflated prices and for more than adequate consideration.

120. In addition, in order to fully restore the Plan and its participants to the position

they would have been in had the fiduciaries of the Plan and Sun Life as party-in-interest not engaged in the prohibited transactions alleged in this Complaint, the Plan is entitled to recover the amount that the contributions used to purchase shares of the MFS Funds would have earned had such amounts been instead invested in suitable investment alternatives.

WHEREFORE, Plaintiff prays for relief as set forth below.

REMEDY FOR BREACHES OF FIDUCIARY DUTY

121. ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) authorizes a plan participant to bring a civil action for appropriate relief under ERISA § 409, 29 U.S.C. § 1109. Section 409 requires "any person who is a fiduciary . . . who breaches any of the . . . duties imposed upon fiduciaries . . . to make good to such plan any losses to the plan . . . ." Section 409 also authorizes "such other equitable or remedial relief as the court may deem appropriate . . . ."

122. With respect to calculation of the losses to a plan, breaches of fiduciary duty result in a presumption that, but for the breaches of fiduciary duty, the participants and beneficiaries in the plan would not have made or maintained their investments in the challenged investment and, where alternative investments were available, that the investments made or maintained in the challenged investment would have instead been made in the most profitable alternative investment available. In this way, the remedy restores the values of the plan's assets to what they would have been if the plan had been properly administered.

123. Plaintiff and the Class are therefore entitled to relief from the defendants in the form of: (1) a monetary payment to the Plan to make good to the Plan the losses to the Plan resulting from the breaches of fiduciary duties alleged above in an amount to be proven at trial

based on the principles described above, as provided by ERISA § 409(a), 29 U.S.C. § 1109(a); (2) injunctive and other appropriate equitable relief to remedy the breaches alleged above, as provided by ERISA §§ 409(a) and 502(a)(2-3), 29 U.S.C. §§ 1109(a) and 1132(a)(2-3); (3) reasonable attorney fees and expenses, as provided by ERISA § 502(g), 29 U.S.C. § 1132(g), the common fund doctrine, and other applicable law; (4) taxable costs and (5) interests on these amounts, as provided by law; and (6) such other legal or equitable relief as may be just and proper.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A. A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C. An Order compelling the defendants to make good to the Plan all losses to the Plan resulting from defendants' breaches of their fiduciary duties, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to restore to the Plan all profits which the Participants would have made if the defendants had fulfilled their fiduciary obligations;

D. Imposition of a Constructive Trust on any amounts by which any defendant was unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E. An Order enjoining defendants, and each of them, from any further violations of their ERISA fiduciary obligations;

F. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

G. An Order that defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the MFS Funds maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price/value of MFS Funds;

H. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

I. An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

J. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

DATED: January 14, 2004

Respectfully submitted,

GILMAN AND PASTOR, LLP

David Pastor (BBO #391000)
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850

SCHIFFRIN & BARROWAY, LLP
Richard S. Schiffrin
Joseph H. Meltzer
Edward W. Ciolko
Edward W. Chang
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiff

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS**

ALBERT FELDMAN, on behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC., MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES

Civil Action No.

CLASS ACTION COMPLAINT
JURY TRIAL DEMANDED

04 CV 10009 RGS

MAGISTRATE JUDGE Dein

FUND, MFS HIGH INCOME FUND, MFS
HIGH YIELD OPPORTUNITIES FUND, MFS
INTERMEDIATE INVESTMENT GRADE
BOND FUND, MFS LIMITED MATURITY
FUND, MFS RESEARCH BOND FUND,
MFS STRATEGIC INCOME FUND, MFS
ALABAMA MUNICIPAL BOND FUND,
MFS ARKANSAS MUNICIPAL BOND FUND,
MFS CALIFORNIA MUNICIPAL BOND
FUND, MFS FLORIDA MUNICIPAL BOND
FUND, MFS GEORGIA MUNICIPAL BOND
FUND, MFS MARYLAND MUNICIPAL
BOND FUND, MFS MASSACHUSETTS
MUNICIPAL BOND FUND, MFS
MISSISSIPPI MUNICIPAL BOND FUND,
MFS MUNICIPAL BOND FUND, MFS
MUNICIPAL LIMITED MATURITY FUND,
MFS NEW YORK MUNICIPAL BOND FUND,
MFS NORTH CAROLINA MUNICIPAL
BOND FUND, MFS PENNSYLVANIA
MUNICIPAL BOND FUND, MFS SOUTH
CAROLINA MUNICIPAL BOND FUND, MFS
TENNESSEE MUNICIPAL BOND FUND,
MFS VIRGINIA MUNICIPAL BOND FUND,
MFS WEST VIRGINIA MUNICIPAL BOND
FUND, MFS EMERGING MARKETS
EQUITY FUND, MFS GLOBAL EQUITY
FUND, MFS GLOBAL GROWTH FUND, MFS
GLOBAL TOTAL RETURN FUND, MFS
INTERNATIONAL GROWTH FUND, MFS
INTERNATIONAL NEW DISCOVERY FUND,
MFS INTERNATIONAL VALUE FUND, MFS
RESEARCH INTERNATIONAL FUND,
(collectively the "MFS Funds"), and
JOHN DOE CORPORATIONS 1-100,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the MFS Family of

Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the Putnam Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the MFS family of funds between December 15, 1998 and December 8, 2003, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80-b 14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

4. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Albert Feldman, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the MFS Funds during the Class Period and has been damaged thereby.

7. Each of the mutual funds in the MFS family of mutual funds (collectively, the "MFS Funds") is a mutual fund that is regulated by the Investment Advisers Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The MFS Funds are managed by MFS Investment Management, as defined below.

8. Defendant Sun Life Financial, Inc. ("Sun Life") is the ultimate parent of all of the MFS defendants. Sun Life is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia.

9. Defendant Massachusetts Financial Services Company ("MFSC") is registered as an investment adviser under the Investment Advisers Act and, together with Defendant MFS Investment Management, managed and advised the MFS Funds during the Class Period. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

10. Defendant MFS Investment Management is registered as an investment adviser under the Investment Advisers Act and, together with Defendant MFSC, managed and advised the MFS Funds during the Class Period. MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA, 02116.

11. Defendants MFSC and MFS Investment Management are hereinafter referred to collectively as "MFS Investment Management."

12. Defendant MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants") are the registrants of the MFS Funds. The Fund Registrants maintain their principal place of business at 500 Boylston Street, Boston, MA, 02116.

13. Sun Life, MFS, the MFS Funds, and the Fund Registrants are referred to collectively herein as the "Fund Defendants."

14. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread

unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary MFS Funds investors, such as plaintiffs and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effect on Long-Term Investors

15. Mutual funds, including the MFS Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

16. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at ***4 p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

17. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the MFS Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

18. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

19. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

20. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. Plaintiff and each of the Class members purchased shares or other ownership units in Putnam Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Putnam Funds are referred to collectively herein as the "Prospectuses." The Prospectuses in the instant case stated that timing is monitored and that the Fund Defendants work to prevent it. As will be set forth

below, these statements were materially false and misleading because, not only did the Fund Defendants allow the John Doe Defendants to time their trades, but they actively facilitated the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme: Secret Timed Trading in Exchange for Fees and Other Remuneration

21. Unbeknownst to investors, from at least as early as December 15, 1998 and until December 8, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors like the John Doe Defendants to reap many millions of dollars in profits at the expense of the MFS Funds' plaintiffs and other members of the Class, through improper, secret timed trading.

22. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, MFS Investment Management, as manager of the MFS Funds, and each of the relevant fund managers, profited from fees MFS Investment Management charged to the MFS Funds that were measured as a percentage of the fees under management.

23. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members by artificially and materially affecting the value of the MFS Funds, the John Doe Defendants agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under MFS Funds' management and the fees paid to MFS Funds' managers.

24. Furthermore, the John Doe Defendants secretly disguised additional, improper compensation to the Fund Defendants as interest payments on monies loaned by the Fund Defendants to the John Doe Defendants for the purpose of financing the illegal scheme.

25. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

The Prospectuses Were Materially False and Misleading

26. Prior to investing in any of the MFS Funds, plaintiff and each member of the Class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the MFS Funds' policies on timed trading.

27. The Prospectuses falsely stated that MFS Investment Management actively safeguarded shareholders from the harmful effects of timing. The Prospectuses stated (emphasis added):

> "**MFS Funds do not permit market timing or other excessive trading practices.** Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. **MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing.** . . .Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused.

28. The Prospectuses failed to disclose and misrepresented the following material and adverse facts;

a. that defendants had entered into agreements allowing the John Doe defendants to time their trading of the MFS Funds shares;

b. that, pursuant to those agreements, the John Doe Defendants regularly timed their trading in the MFS Funds shares;

c. that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the John Doe Defendants and waived the redemption fees, at MFS Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to MFS Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

e. the Prospectuses falsely represented the amount of compensation paid by the MFS Funds to MFS Investment Management because of the MFS Funds' secret agreement with the John Doe Defendants provided additional undisclosed compensation to MFS Investment Management by the MFS Funds and their respective shareholders.

THE SCHEME IS REVEALED

29. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging the several mutual fund families and hedge funds with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a full- scale confidential investigation.

30. On September 4, 2003 *The Wall Street Journal* reported that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been

> given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

31. On December 8, 2003, Sun Life disclosed that staff members at the SEC had recommended that an enforcement action be brought against MFS for allegedly false and misleading prospectus statements about market timing and for breach of fiduciary duty. According to an article appearing on December 9, 2003 in *The New York Times*, the SEC was recommending this action because MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders."

32. *The New York Times* article went on to state that, according to a memorandum from a senior company executive at MFS:

> [E]xecutives at MFS essentially created two classes of funds – a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. **At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds.**

(emphasis added). In addition, the memorandum directed brokers selling MFS Funds to accept short-term trades for five of the funds "even if a pattern of excessive trading has been detected."

33. On December 12, 2003, MFS acknowledged in a regulatory filing that the office of New York State Attorney General Eliot Spitzer might also bring an enforcement action against MFS for market timing in the MFS Funds.

34. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the MFS Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers

of the MFS Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

35. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding MFS Funds, their control over, and/or receipt and/or modification of MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent scheme alleged herein.

36. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased or otherwise acquired shares or like interests in any of the MFS Funds, between November 1, 1998 and September 3, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in MFS Funds pursuant to one of the Prospectuses. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

39. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein:

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the MFS Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The Fund Registrants For Violations of Section 11 Of The Securities Act

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

44. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

45. The Fund Registrants are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

46. Prior to purchasing units of the MFS Funds, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the MFS Funds traceable to the false and misleading Prospectuses.

47. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that the MFS Funds did not permit market timing or excessive trading, when, in fact, the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts:

a. That defendants had agreed to allow the John Doe Defendants to time its trading of the MFS Funds shares:

b. that, pursuant to that agreement, the John Doe Defendants regularly timed the MFS Funds shares:

c. that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

e. The Prospectuses failed to disclose that, pursuant to the unlawful agreements. the Fund Defendants benefitted financially at the expense of the MFS Funds investors.

48. Plaintiff and the Class have sustained damages. The value of the MFS Funds shares decreased substantially subsequent to and due to defendants' violations.

49. At the time they purchased the MFS Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Sun Life and MFS Investment Management as Control Persons of The Fund Registrants For Violations of Section 15 of the Securities Act

50. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

51. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS Investment Management, as control persons of the Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the MFS Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Sun Life and MFS Investment Management.

52. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

53. Each of Sun Life and MFS Investment Management was a "control person" of The Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Fund Registrants. Sun Life and MFS Investment Management, directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct

complained of herein. Sun Life and MFS Investment Management issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

54. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS Investment Management are liable to plaintiff to the same extent as are the Registrants for their primary violations of Section 11 of the Securities Act.

55. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Sun Life and MFS Investment Management.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

56. At all relevant times, the market for MFS Funds were an efficient market for the following reasons, among others:

a. The MFS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the MFS Funds were regularly filed with the SEC;

c. Persons associated with the MFS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The MFS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

57. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding MFS Funds from all publicly available sources and reflected such information in the respective MFS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the MFS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchase or acquisition of MFS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

58. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

59. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and caused plaintiffs and other members of the Class to purchase MFS Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

60. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through

undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein

61. Defendants, individually and in concert, directly and indirectly, by the use of means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

62. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

63. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

64. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of MFS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was

known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

65. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

66. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

67. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

FOURTH CLAIM

Against Sun Life (as a Control Person of MFS Investment Managment, the Fund Registrants and the MFS Funds), MFS Investment Management (as a Control Person the Fund Registrantsand the MFS Funds), and the Fund Registrants (as a Control Person of the MFS Funds) For Violations of Section 20(a)of the Exchange Act

68. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

69. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life, as a control person of MFS MFS Investment Management, the Fund Registrants

and the MFS Fund; MFS Investment Management, as a control person of the Fund Registrants and the MFS Funds; and the Fund Registrants as a control person of the MFS Funds.

70. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications are the collective actions of Sun Life, MFS Management, and the Fund Registrants.

71. Each of Sun Life, MFS Investment Management and the Fund Registrants acted as controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS Investment Management and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Sun Life, MFS Investment Management and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

72. In particular, each of Sun Life, MFS Investment Management and the Fund Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

73. As set forth above, Sun Life, MFS Investment Management and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged

in this Complaint. By virtue of their positions as controlling persons, Sun Life, MFS Investment Management and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of MFS Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against MFS Investment Management]15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-151

74. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

75. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

76. MFS Investment Management served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

77. As a fiduciary pursuant to the Investment Advisers Act, MFS Investment Management was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

78. During the Class Period, MFS Investment Management breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, MFS Investment

Management allowed the John Doe Defendants to secretly engage in timed trading of the MFS Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich MFS Investment Management, among other defendants, at the expense of plaintiff and other members of the Class.

79. MFS Investment Management breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

80. MFS Investment Management is liable as a direct participant in the wrongs complained of herein. MFS Investment Management, because of its position of authority and control over the MFS Investments and the Fund Registrants, was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the MFS Funds.

81. MFS Investment Management had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. MFS Investment Management participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of MFS Capital Management's breaches of fiduciary duties including:

a. increasing its profitability at plaintiff's and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the MFS Funds shares; and

b. placing its interests ahead of the interests of plaintiff and other members of the Class.

82. As a result of MFS Investment Management's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

83. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with MFS Investment Management and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class, to the extent they still hold shares of the MFS Funds, rescissory damages or, if sold, compensatory damages;

(d) Awarding plaintiff and the Class rescission of their contract with MFS Investment Management and recovery of all fees paid to MFS Investment Management pursuant to such agreement;

(e) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: January 5, 2004

Respectfully submitted,

STERN SHAPIRO WEISSBERG & GARIN, LLP

By: [signature]
Jonathan Shapiro
Max D. Stern
Kenneth M. Resnik
90 Canal Street
Boston, MA 02114-2022
Tel: (617) 742-5800
Fax: (617) 742-5858

BERGER & MONTAGUE, P.C.
Sherrie R. Savett
Robert A. Kauffman
Glen L. Abramson
Shoshana Twersky
1622 Locust Street
Philadelphia, Pennsylvania 19103
Tel: (215) 875-3000
Fax: (215) 875-4604

Attorneys for Plaintiff

375019.wpd

'IONEL Z. GLANCY #134180
ETER A. BINKOW # 173848
MICHAEL GOLDBERG #188669
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

BRIAN BARRY #135631
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff Mike Sayegh

RECEIVED
FEB 2 2004
BY:

FILED
LOS ANGELES SUPERIOR COURT
OCT 2 2 2003
JOHN A. CLARKE, CLERK
BY G. L. COLEMAN, DEPUTY

Case assigned to
Judge Ronald M. Sohigian

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

Now U.S.D.C. for the Central District of CA

MIKE SAYEGH, on Behalf of the General Public, Plaintiff, v. JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, ~~BANC ONE~~ INVESTMENT ADVISORS, ~~THE ONE~~ GROUP MUTUAL FUNDS, BANK OF ~~AMERICA CORPORATION~~, BANC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, *[Caption Continues On Next Page]*	Case No. BC304655 **PRIVATE ATTORNEY GENERAL COMPLAINT ON BEHALF OF THE GENERAL PUBLIC FOR:** 1. **VIOLATIONS OF BUSINESS AND PROFESSIONS CODE §17200** (Restitution and Injunctive Relief) **JURY TRIAL DEMANDED**

CIT/CASE: BC304655 LEA/DEF#:
RECEIPT #: CCH243111027
DATE PAID: 10/22/03 02:15:04 PM
PAYMENT: $819.50
RECEIVED:
CHECK: 819.50
CASH:
CHANGE:
CARD:
0310

ORIGINAL

ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC, PUTNAM INVESTMENT FUNDS, and DOES 1-500,

Defendants.

Plaintiff makes the following allegations upon information and belief, except as to the allegations specifically pertaining to plaintiff and his counsel, based on the facts alleged below, and predicated upon the investigation undertaken by and under the supervision of plaintiff's counsel. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

I.

INTRODUCTION

1. This is a civil action brought by Mike Sayegh against Defendants named herein who engaged in the improper schemes discussed herein relating to "market timing" and "late trading" of mutual fund shares. Plaintiff, for himself and all other members of the general public, brings an action for monetary damages for Defendants' violations of Business and Professions Code §17200. et. seq.

II.

JURISDICTION AND VENUE

2. This Complaint is filed and these proceedings are instituted pursuant to §17200 of the California Business and Professions Code (hereinafter "17200"), for restitution and injunctive relief due to violations of §17200, *et seq.*, by the Defendants and their co-conspirators.

3. Jurisdiction and venue as to each Defendant is proper in this judicial district

pursuant to the provisions of §17200 and §§395(a) and 395.5 of the California Code of Civil Procedure. Each Defendant either maintains an office, has an agent is found or transacts business, directly or indirectly, in the County of Los Angeles. Plaintiff's cause of action arose in part within the County of Los Angeles, and numerous of the transactions at issue took place in this County. Many of the unlawful acts hereinafter alleged had a direct effect on investors within the State of California and, more particularly, within the County of Los Angeles. The trade and commerce hereinafter described is carried on, in part, within the State of California, and, more particularly, within the County of Los Angeles. Plaintiff also resides in the County of Los Angeles.

4. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III.

SUMMARY OF ACTION

This action charges Defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage certain co-Defendants to the detriment of others. Plaintiff owned shares of Janus mutual funds, which were improperly traded as described herein. As part of Defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to engage in "market timing" and "late trading" of their mutual fund shares. Such trading practices, as more fully described herein, improperly allow a short-term, in-and-out mutual fund investor to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares, to the detriment of unsuspecting long-term investors. As a result, Defendants are liable to Plaintiff and the general public pursuant to §17200 of the California Business and Professions Code.

PARTIES

2 5. Plaintiff Mike Sayegh is a resident of the City of Beverly Hills and County of
3 Los Angeles. Pursuant to §17200, plaintiff brings this action on behalf of the general public of
4 the State of California.

5 **FUND DEFENDANTS**

6 **Janus Defendants**

7 6. Each of the Janus Funds are mutual funds that are regulated by the Investment
8 Company Act of 1940, that are managed by defendant Janus Capital Management LLC, as
9 defined below, and that buy, hold, and sell shares or other ownership units that are subject to the
10 misconduct alleged in this complaint.

11 7. Defendant Janus Capital Corporation was registered as an investment adviser
12 under the Investment Advisers Act of 1940 (the "Investment Advisers Act") and managed and
13 advised the Janus family of mutual funds ("Janus Funds") until April 1, 2002. During this
14 period, Janus Capital Corporation had ultimate responsibility for overseeing the day-to-day
15 management of the Janus Funds. Janus Capital Corporation is located at 100 Fillmore Street,
16 Denver, Colorado.

17 8. Defendant Janus Capital Management, LLC ("Janus Capital Management") is
18 registered as an investment adviser under the Investment Advisers Act and managed and
19 advised the Janus Funds since April 1, 2002. Janus Capital Management has ultimate
20 responsibility for overseeing the day-to-day management of the Janus Funds. Janus Capital
21 Management replaced Janus Capital Corporation as the investment advisor to the Janus Funds
22 on April 1, 2002. Janus Capital Management is located at 100 Fillmore Street, Denver,
23 Colorado. (Hereinafter, advisers to the Janus Funds – both Janus Capital Management and Janus
24 Capital Corporation – shall be referred to as Janus Capital Management).

25 9. Defendant Janus Investment Fund is the registrant and issuer of the shares of the
26 Janus Funds. Janus Investment Fund is located at 100 Fillmore Street, Denver, Colorado.
27
28

Bank of America Defendants

10. Each of the Nations Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Banc of America Capital Management, LLC, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

11. Defendant Bank of America Corporation ("Bank of America") is a bank and financial holding company that is incorporated in Delaware with its principal place of business in Charlotte, North Carolina. Bank of America is the ultimate parent of the Nations Funds family of mutual funds ("Nations Funds").

12. Banc of America Advisors, LLC ("BAA") was registered as an investment adviser under the Investment Advisers Act and managed and advised the Nations Funds until January 1, 2003. During this period, BAA had ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BAA Advisors is located at One Bank of America Plaza, Charlotte, North Carolina 28255.

13. Defendant Banc of America Capital Management, LLC ("BACAP"), is registered as an investment adviser under the Investment Advisers Act. BACAP manages and advises the Nation Funds. BACAP has the ultimate responsibility for overseeing day-to-day management of the Nations Funds. BACAP is located at One Bank of America Plaza, Charlotte, North Carolina 28255. BACAP replaced Banc of America Advisors, LLC, as the investment adviser to the Nations Funds on January 1, 2003.

14. Defendant Nations Funds, Inc. is the registrant and issuer of the shares of the Nations Funds. Nations Funds, Inc. is incorporated in Maryland.

15. Defendant Robert H. Gordon ("Gordon") is the President of defendant BACAP, and since March 31, 2003, President of Nations Funds, and was an active participant in the unlawful schemes alleged herein.

16. Defendant Theodore C. Sihpol, III ("Sihpol") is a broker in the high-net worth group of Banc of America Securities LLC in Manhattan, New York, and was an active participant in the unlawful schemes alleged herein.

17. Defendant Charles D. Bryceland ("Bryceland") is the manager of the Banc of America Securities branch at which Sihpol worked and was Sihpol's superior. Bryceland was an active participant in the unlawful schemes alleged herein.

Bank One Defendants

18. Each of the One Group Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Banc One Investment Advisors ("BOIA") and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

19. Defendant Bank One Corporation ("Bank One Corp.") is a multi-bank holding company registered under the Bank Holding Company Act of 1956 with its principal place of business at 1 Bank One Plaza, Chicago, Illinois.

20. Banc One Investment Advisors ("BOIA") is registered as an investment adviser under the Investment Advisers Act.

21. Defendant The One Group Mutual Funds is the registrant and issuer of the shares of the One Group Funds. Its principal place of business is located at 1111 Polaris Parkway, Columbus, Ohio.

Strong Capital Management Defendants

22. Each of the Strong Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Strong Capital Management, Inc. and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

23. Strong Financial Corporation is the ultimate parent of all of the Strong defendants. Through its subsidiaries, Strong Corporation markets, sponsors and provides investment advisory, distribution and administrative services to mutual funds. Strong Corporation maintains its headquarters at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

24. Strong Capital Management, Inc.("Strong Capital Management") is registered as an investment adviser under the Investment Advisers Act and managed and advised the Strong

Funds throughout the Class Period. During the Class Period, Strong Capital Management, Inc. had ultimate responsibility for overseeing the day-to-day management of the Strong Funds. Strong Capital Management is located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

Alliance Defendants

25. Each of the AllianceBernstein Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Alliance Capital Management L.P., and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

26. Defendant Alliance Capital Management Holding LP. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls, Alliance Capital Management and AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

27. Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds at times relevant hereto. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

28. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc., and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York,

New York 10005.

29. Defendant AXA Financial, Inc. ("AXA") – a unit of Europe's second-largest insurer, AXA SA – is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

30. Defendants AllianceBernstein Registrants are the registrants and issuers of the shares of the AllianceBernstein Funds, and were active participants in the unlawful scheme alleged herein.

31. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

32. Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors and was an active participant in the unlawful scheme alleged herein.

Putnam Defendants

33. Each of the Putnam Funds, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant Putnam Investment Management LLC, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

34. Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

35. Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh &

McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

36. Putnam Investment Management LLC is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Class Period. Putnam Investment Management has ultimate responsibility for overseeing the day-to-day management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

37. Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund and Putnam U.S. Government Income Trust. Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

38. Defendants Janus Capital Corporation, Janus Capital Management, Janus Investment Fund, the Janus Funds, Bank of America, Banc of America Advisors, Banc of America Capital Management, Nations Funds, Inc., the Nations Funds, Bank One Corporation,

1 Banc One Investment Advisors., The One Group Mutual Funds, the One Group Funds, Strong
2 Financial Corporation, Strong Capital Management, Inc., the Strong Registrants, the Strong
3 Funds, Alliance Holding, Alliance Capital Management, Alliance Corporation, AXA Financial,
4 Inc., AllianceBernstein Registrants, the AllianceBernstein Funds, Marsh & McLellan, Putnam
5 Investments, Putnam Investment Management and the Putnam Funds are referred to collectively
6 herein as the "Fund Defendants."

7 **CANARY DEFENDANTS**

8 39. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern
9 was the managing principal of Canary Capital Partners, LLC. Canary Investment Management,
10 LLC and Canary Capital Partners, Ltd. (collectively, "Canary"), and was an active participant in
11 the unlawful scheme alleged herein.

12 40. Defendant Canary Capital Partners, LLC is a New Jersey limited liability
13 company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC
14 was an active participant in the unlawful scheme alleged herein.

15 41. Defendant Canary Investment Management, LLC is a New Jersey limited
16 liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment
17 Management, LLC was an active participant in the unlawful scheme alleged herein.

18 42. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.
19 Canary Capital Partners, Ltd. was an active participant in the unlawful scheme alleged herein.

20 **OTHER DEFENDANTS**

21 43. Defendant Kaplan & Co. Securities, Inc. is a broker dealer located in Boca
22 Raton, Florida, which Canary approached after hearing that it provided late trading.

23 44. Defendant Security Trust Company ("STC") is a provider of corporate trust
24 services to retirement plans, third-party administrators and various industrial clients. It became
25 Canary's partner in a wide-ranging late trading and timing venture. STC is headquartered in
26 Phoenix, Arizona.

27

28

45. Defendant JB Oxford & Company is a provider of discount and online brokerage services, with offices located at 9665 Wilshire Boulevard Third Floor, Beverly Hills, California 90212.

46. The true names and capacities of defendants sued herein as Does 1 through 500 are other active participants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper trading activities at the expense of ordinary mutual fund investors, such as Plaintiff and the other Janus Funds, Nations Funds, One Group Funds, Strong funds and AllianceBernstein Funds mutual fund holders, in exchange for which these John Doe defendants provided remuneration to the funds' managers. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

IV.

BACKGROUND

47. From 1999 to 2003, Canary engaged in two fraudulent schemes and benefitted to the extent of tens of millions of dollars at the expense of mutual fund investors. Both schemes involved the complicity of mutual fund management companies that violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

48. The first scheme was Canary's "late trading" of mutual fund shares. As described in greater detail below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Conversely, orders placed after 4:00 p.m. EST are supposed to be priced using the following day's price. Canary agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not.

49. The second scheme involved "timing" of mutual funds. "Timing" is an

investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. This practice is by no means limited to Canary. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

50. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Nonetheless, the mutual fund managers arranged to give Canary and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

51. The mutual fund prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements.

52. As a result of "late trading" and "timing" of mutual funds, Canary, the mutual fund companies and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Canary's excess profits came dollar-for-dollar out of their pockets.

A. Late Trading

53. Canary's practice of late trading exploited the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all

day, any day – but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

1. The Purpose of "Forward Pricing"

54. This system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in higher prices for the stock held by the fund and, therefore, a higher NAV for the fund.

55. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

56. Dollar for dollar, the late trader's arbitrage profit comes out of the mutual fund that the late trader buys. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. This makes late trading basically a zero-sum game. Putting to one side the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse. See 17 C.F.R. § 270.22c-1(a).

2. Summary of Canary's Late Trading

57. Canary engaged in late trading on a daily basis from in or about March 2000 until July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

58. Canary obtained some of its late trading "capacity" (the opportunity to engage in late trading) directly from one mutual fund manager, the Bank of America. Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds -- the Nations Funds -- and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank of America bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

59. Canary obtained additional late trading capacity from intermediaries, including defendant Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time. So profitable was

this opportunity that STC ultimately demanded, and received, a percentage of Canary's winnings.

B. Timing

60. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

61. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

62. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

1. The Effect of Timing on Long Term Shareholders

63. Like late trading, effective timing captures an arbitrage profit. And like

1 late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the
2 long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold
3 investors' upside when the market goes up, so the next day's NAV is reduced for those who are
4 still in the fund. If the timer sells short on bad days -- as Canary did -- the arbitrage has the
5 effect of making the next day's NAV lower than it would otherwise have been, thus magnifying
6 the losses that investors are experiencing in a declining market.

7 64. Timing is not entirely risk free, however. For example, the timer has to
8 keep his or her money in the target fund for at least a day, so he or she may enjoy additional
9 gains or incur losses, depending on the market. But such gains and losses are distinct from the
10 timer's arbitrage profit, which is essentially crystallized at the moment of purchase.

11 65. Besides the wealth transfer of arbitrage (called "dilution"), timers also
12 harm their target funds in a number of other ways. They impose their transaction costs on the
13 long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization
14 of taxable capital gains at an undesirable time, or may result in managers having to sell stock
15 into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact
16 of timers by keeping cash on hand to pay out the timers' profits without having to sell stock.
17 This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by
18 timing; it only reduces the administrative cost of those transfers. However, at the same time it
19 can also reduce the overall performance of the fund by requiring the fund manager to keep a
20 certain amount of the funds' assets in cash at all times, thus depriving the investors of the
21 advantages of being fully invested in a rising market. Some fund managers even enter into
22 special investments as an attempt to "hedge" against timing activity (instead of just refusing to
23 allow it), thus deviating altogether from the ostensible investment strategy of their funds, and
24 incurring further transaction costs.

25 **2. Tools to Combat Market Timing**

26 66. Mutual fund managers are aware of the damaging effect that timers have
27 on their funds. And while the effects on individual shareholders may be small once they are
28 spread out over all the investors in a fund, their aggregate impact is not. While it is virtually

impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

67. Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

3. Incentives for Allowing Market Timing

68. Typically a single management company sets up a number of mutual funds to form a family. For example, Banc of America Capital Management, LLC is the manager for the Nations Funds family, including Nations International Equity fund, Nations Small Cap fund and so on. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

69. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

70. Canary found many mutual fund managers willing to take that deal. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on target funds to be timed – often international and equity funds offering time zone or liquidity arbitrage -- and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money -- often many million dollars -- in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing

71. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

4. Failure to Disclose Timing Arrangements

72. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing. For example, the "Excessive Trading Policy" in the February 25, 2002 prospectus for the Janus Income Funds states:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.

> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund. . . .

Nevertheless, as described further below, Canary was allowed to time a Janus fund subject to such a prospectus.

73. Canary realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through Bank of America, STC or another intermediary.

V.

FACTUAL ALLEGATIONS

A. Stern and Canary Capital

74. Beginning in or around 2000, defendant Stern became a full-time investor and money manager. He had two main businesses: (1) investing in various hedge funds run by others and (2) the rapid-fire trading of mutual funds. The latter was done through Canary Capital Partners, LLC, a hedge fund devoted to late trading and timing mutual funds. (Canary Capital Partners, Ltd. is a sister hedge fund engaged in mutual fund timing.)

75. Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

76. Stern is the Managing Member of Canary Investment Management, LLC, which receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

B. Profits and the Growth of Canary

77. Stern began timing trading in July of 1998. Initially he used only money he raised

from private sources. In 1998, Stern made a profit of 18%; in 1999, his profit was 110%.

78. In September of 2000, Canary began to accept capital from non-family investors. In the year 2000, Canary earned its investors a return of 49.5% (net of fees), while the S&P 500 declined by 9% and the NASDAQ declined by 39%. By early 2001, Canary and Canary Capital Partners Ltd. had $184 million in assets.

79. By the end of 2001, the assets of Canary and Canary Capital Partners Ltd. had grown to approximately $400 million. In 2001, Canary earned a return of 28.5% (net of fees), while the S&P 500 and the NASDAQ declined by 13% and 21%, respectively.

80. In 2002, the assets of Canary and Canary Capital Partners, Ltd. increased to $730 million. Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively.

81. Canary experienced disappointing returns of 1.5% in the first five months of 2003, as U.S. equity markets were rising. As a result, in or about May, 2003, it decided to return all funds contributed by outside investors. In his letter to these investors announcing the decision Stern wrote: "We hope that you considered the ride to be a good one. ..."

C. Canary's Trading Strategies

82. Stern evolved and improved his trading strategies over time to achieve these above-market results. Prior to 2000, Stern followed a simple timing strategy that consisted largely of buying a small cap technology fund (subject to "liquidity arbitrage") in a certain fund family on days when the market was up, and selling it when the market began to decline. Stern was able to do this over and over again – systematically transferring wealth out of the fund – because of an understanding he had with a senior executive of the fund family, who allowed Stern unlimited timing privileges and received a "sticky asset" private equity fund investment in return.

83. Canary's interest in similar negotiated timing capacity deals never flagged, and it continued to devote considerable energy to finding such opportunities in 2000, 2001, 2002 and 2003. Indeed, starting in late 2000 Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and

1 sometimes through intermediaries) timing capacity agreements with approximately thirty mutual
2 fund families, many of which involved "sticky assets" of one kind or another.

3 84. In 2000, Canary also began to expand its timing capacity through an approach
4 called "timing under the radar." This refers to placing trades in mutual fund shares in such a way
5 that the timing activity is difficult for the mutual fund family whose funds are targets
6 to detect. Timers pursuing this strategy trade through brokers or other intermediaries (for
7 instance, STC and Bank of America provided this service in addition to late trading) who
8 process large numbers of mutual fund trades every day through omnibus accounts where trades
9 are submitted to mutual fund companies en masse. The timer hopes that his activity will not be
10 noticed among the "noise" of the omnibus account.

11 85. While Canary targeted a number of funds for timing "under the radar," these
12 arrangements were never lasting or dependable. They were subject to being shut down at any
13 time if the mutual fund company noticed the unusual activity. It was much better business for
14 Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up
some of its capital in "sticky assets" to do so.

16 86. In early 2000, Canary began to engage in late trading. Its first opportunity came
17 in the form of an agreement with defendant Kaplan & Co. Securities Inc., a broker dealer
18 located in Boca Raton, Florida, which Canary approached after hearing that it provided late
19 trading. This contract provides that "[f]inal instructions for trades to be executed for Client shall
20 be provided telephonically or by e-mail and shall be received no later than 4:30 p.m. EST at the
21 offices of Kaplan & Co.," and holds out the possibility of Kaplan & Co. executing trades
22 received later than that. In May of 2000, Canary entered into its agreement with STC, and
23 gained the capability of submitting its orders until 8:30 p.m. New York time. Canary continued
24 to expand its channels for late trading in following years, ultimately setting up a number of
25 separate arrangements (including, most notably, Bank of America, which arrangement is
26 described in more detail below) that allowed it to trade after the New York close. As one
27 example, in August of 2002 Canary entered into a contract with the broker-dealer JB Oxford &
28 Company that provided:

1 Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford
2 a list of proposed transactions before 4:15 p.m. New York time.... Customer intends to confirm and activate such trade communications via telephone by 4:45
3 p.m., New York time...

4 JB Oxford received 1% of assets traded as compensation for these services.

5 87. In 2001, faced with dropping markets, Canary developed a complex strategy that
6 allowed it to in effect sell mutual funds short and profit on declining NAVs. To achieve this,
7 Canary first needed to determine the exact portfolio makeup of a target mutual fund. Mutual
8 fund managers were happy to provide this information to Canary. Canary would then (1) sell
9 these securities short to create a negative mirror image of the fund and (2) buy the fund in an
10 offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market
11 neutral." It would then wait, fully hedged, until there was a market event that would drive down
12 the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the
13 fund that day at an artificially high price (because the NAV would not yet fully reflect the
14 market movement downward) and then close out the short position with cheaper, market price
15 shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy,
16 Canary worked with derivatives dealers (including Bank of America) to create "equity baskets"
17 of short positions in fund holdings that mimicked the effect of shorting every stock in the fund,
18 with one customized "basket" per fund. This strategy served Canary well through the market
19 drops in 2001 and 2002.

20 <u>D. The Bank of America</u>

21 88. Canary's most extensive late trading and timing relationship was with the Bank
22 of America. Starting in 2001, the Bank of America set Canary up with a state-of-the-art
23 electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that
24 the bank offers to its customers. Bank of America gave Canary permission to time its own
25 mutual fund family, the "Nations Funds," provided Canary with approximately $300 million of
26 credit to finance this late trading and timing, and sold Canary the derivative short positions it
27 needed to time
28 the funds as the market dropped. None of these facts were disclosed in the Nations Funds

prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

1. Setting Up the Stern Relationship

89. Defendant Sihpol, who works in the Banc of America Securities' ("BAS") high-net worth group. Sihpol visited Stern at his office in April 2001.

90. During that meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so, but did not mention late trading. He asked if Canary would be allowed to time the Nations Funds family, and proposed that the Bank of America could both lend Canary the money to do so and provide clearing services for the timing trades. Sihpol agreed to check with the Bank of America and get back to Canary. He returned to the office and set about obtaining approval for Canary's proposal from his superiors.

91. After making some inquiries within the Bank of America and speaking with Stern on the telephone, Sihpol asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

92. When the conversation turned to clearing, the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP.

93. The meeting was a success. The parties agreed to go forward, subject to final

1 approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing
2 the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund
3 trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his
4 superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer.
5 Among other things, the memo notes that:

6 • Canary uses a proprietary strategy involving market timing through daily
7 mutual fund trading;

8 • (a) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing
9 operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary
10 would make a "sticky" asset investment of the same amount of money in Nations bond funds;

11 • (a) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be provided a direct link to
12 BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and
13

14 • other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate
15 Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the
16 mutual funds Canary was timing.

17 Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary
18 "made it clear they are not only willing to play by the guidelines we agree on, but also pay
19 [Bank of America] for the value we can add."

20 94. Bryceland, Sihpol's branch manager, favored the market timing relationship with
21 Canary and would later commend the diligence of Sihpol and his team to some of the most
22 senior Bank of America executives. The BAS compliance representative initially questioned the
23 propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities.
24 Apparently the compliance officer's concerns were satisfied when Sihpol informed him that
25 other Bank of America employees "felt the business was worthwhile and an appropriate use of
26 [Bank of America's] resources."

27 95. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he
28 hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary

intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (*i.e.*, one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

96. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of Bank of America's rewards for allowing such timing activity – "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

97. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital Management, LLC ("BACAP"), the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

98. Sihpol also sought to enlist Gordon's assistance with Canary's proposed

derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

Apparently, no one raised any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

99. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

2. Late Trading at the Bank of America

100. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

1 101. This procedure violated not only the SEC's "forward pricing rule" and the bank's
2 compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations
3 Funds Primary A Shares prospectus dated August 1, 2001 states that orders received
4
> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

5
6
7 102. The manual trading system was cumbersome, and Canary soon began using
8 ADP, the "direct link." After Bank of America technicians installed it in Canary's offices in
9 June of 2001, the link became the preferred route for Canary's late trading (although the manual
10 procedure was still followed occasionally for certain orders and when Canary experienced
11 technical problems). The link enabled Canary to trade late not just in the Nations Funds where it
12 had negotiated capacity, but in the many other mutual fund families with which the bank had
13 clearing agreements. When there was a significant market event after 4:00 p.m. EST but before
14 the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale
15 and potentially ripe for arbitrage trading by Canary.
16 103. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary
17 assets in Nations Funds and one half of one percent of the assets in other funds traded through
18 the platform. Throughout 2001, 2002 and up until July 2003, Canary placed late orders for
19 hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades
20 were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded
21 them.
22 **3. Financing Canary's Late Trading and Timing**
23 104. Sihpol went to the Bank of America's private banking area to obtain additional
24 financing for Canary's trading strategies. The executives who approved this financing knew that
25 the money would be used to time the bank's own funds. Bank of America initially agreed to a
26 $75 million line of credit, and later increased it to $100 and then $200 million. The collateral for
27 these loans was Canary's mutual fund positions, so the bank's credit area tracked Canary's
28 trading closely to make sure the bank was fully secured. Canary paid the bank a generous

interest rate of LIBOR plus 1.25% for this loan.

4. Derivatives

105. Sihpol also sought and obtained approval for the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales plus a generous financing spread.

5. The Canary Relationship Expands

106. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

107. Gordon disagreed. The agreement, according to Gordon, was only that he would

consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

108. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

109. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to still further senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:
> * Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and

1 extremely professional way
* Ted Sihpol .... - for...appropriately drawing on the firms [sic]resources to
2 establish [the Canary relationship].

3 It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking
4 across divisional lines to make money for the firm.

5 110. After these e-mail briefings of the upper ranks of Bank of America management,
6 Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the
7 controversy within BACAP continued, however, as Gordon had not yet approved Canary's
8 request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to
9 Gordon as follows:

10 1. They are adding an additional $50MM to their trading accounts to be run at 50
11 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed
12 by the additional 40MM as they use the $100MM line of credit.
2. They agreed to try and increase their communication with us/the funds when
13 increasing or decreasing the size of their trade in our (Nations) funds.
3. They would like to see a term sheet on the principal protected note managed by
14 Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
15 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The
16 execution of our [derivatives] desk is the best they have on the street.
5. Lastly, they would like to ask if we could grant them space (1-2%) in 3
17 additional Nations Funds. . . .

18 While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and
19 derivative accounts. Thanks again for the help and anything you could do would be great....

20 Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

21 Rich — Once we've gotten the Marsico Principal Protected Fund
22 off the ground, we intend to ask Mr. Stern for a commitment of
$20 million in return for the market timing commitments.
23 Rob

24 BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the
25 sticky money was to be deposited. Gordon nonetheless approved additional timing capacity,
26 and Canary continued timing various Nations Funds throughout 2002 and into 2003.

27 **6. Disclosures in the Nations Funds Prospectuses**

28 111. At no time did the Nations Funds disclose to shareholders (1) the agreements

with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the Bank of America had provided Canary (and the revenues the Bank of America derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

112. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, however, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

113. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

7. The End of the Canary Relationship

114. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer – apparently Canary – was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in

time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

E. Security Trust Company

115. Defendant Security Trust Company provides corporate trust services to retirement plans, third-party administrators and various institutional clients. It became Canary's partner in a wide-ranging late trading and timing venture.

116. STC provides an electronic trading platform to the administrators of retirement plans and other clients that allows them to trade in mutual funds. This platform gives access to hundreds of mutual funds and processes thousands of mutual fund trades each day. Many of these are submitted by individual participants in retirement plans -- essentially, when an individual shifts retirement money among the mutual funds available in his or her retirement plan, that plan in turn executes the resulting trades through STC. After aggregating the orders it receives during the course of the trading day, STC submits them in the evening to the National Securities Clearing Corporation for processing. STC charges retirement plans a fee of approximately ten basis points (one-tenth of one percent) of custodied assets for such trades.

117. Canary's relationship with STC began in May of 2000, when Canary met with STC to see if it could use the STC electronic platform for its late trading and timing business. This platform provided Canary with one-stop shopping: (1) it could trade until 9:00 p.m. New York time and (2) STC offered an unusually broad range of mutual funds for "under the radar" timing. STC agreed to give Canary access to the STC trading platform at its standard

rate of ten basis points.

118. Canary and STC memorialized their understanding in part in a written protocol entitled "Best Practices." Among other things, this provided that:

- Canary would vary the sizes of trades through STC to make them more difficult for fund companies to detect;

- "Upon receipt of concerned feedback from a fund complex (a "Fund") with respect to trade activity that cannot be alleviated by either conversations between the Fund and [STC] or a change in trading activity, [STC] shall request to [Canary] that the Fund no longer be used in the Account";

- "[STC] should arrange to Commingle 'sticky' or static assets into the multiple Omnibus Accounts in order to increase stability in the Fund and decrease perceived activity"; and

- STC would not provide "the same or similar services" to other mutual fund timers with the exception of another hedge fund named Samaritan and another Stern vehicle named the Da Vinci fund.

At or about the time the "Best Practices" document was prepared, STC demanded a new arrangement with Canary that reflected its status as Canary's partner. Canary would now pay STC "market value fees" of one percent on custodied assets (ten times what legitimate customers paid) and "profit sharing fees" of four percent of Canary's gains. In October of 2000, STC also asked for and received a belated written assurance that the trades Canary sent to STC as late as 9:00 p.m. were in fact "received" by Canary before 4:00 p.m. New York time.

119. STC thereafter assisted Canary in locating new timing capacity. With regard to "under the radar" trading, STC helped Canary camouflage its trades by revealing to Canary the mutual fund positions and trades of the retirement plans that were STC's legitimate customers. This allowed Canary to piggyback onto the retirement funds' trade flows in such a way that the targeted mutual fund families would not notice Canary's timing. While potentially damaging to STC's pension fund clients (because now their own mutual fund investments were targets for Canary's timing), this was a significant help for Canary. STC also introduced Canary to the mutual fund managers at the bank where STC does its commercial banking business, Bank One.

F. Bank One

120. Bank One Corporation owns Banc One Investment Advisors ("BOIA"), the

management company for the "One Group" mutual funds. STC introduced Stern to the President of BOIA, Mark Beeson, in the spring of 2002. Stern explained Canary's strategy, and eventually Canary and Beeson agreed to the following: (1) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (2) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (3) Canary would be given timing capacity in the One Group funds; and (4) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson confirmed the deal in an e-mail to Stern dated March 21, 2002:

> Our managers are willing to work with you on the equity funds. They would like to start with ½% of the fund's net assets as the maximum position and then evaluate moving to 1% later.... We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge fund manager to discuss this opportunity more?

Stern responded on March 26:

> Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do.... How does the following week look for your hedge fund guy?

121. Thereafter, Bank One permitted Canary to time the One Group funds it had chosen: the two international funds, the Small Cap Growth Fund, and two mid cap funds. Since these trades were executed through STC, Canary was also able to engage in late trading. The prospectus for the One Group funds reassured investors that Bank One protected them from timers like Canary. For instance, it states:

> The exchange privilege [i.e., selling shares] is not intended as a way for you to speculate on short term movements in the market. Therefore:
>
> • To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. **Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.**
>
> • Excessive exchange activity will result in revocation of your exchange privilege.

Canary engaged in "excessive exchange activity" under this definition, but was not shut down.

122. One Group had also established special penalties for timers of their international funds. These are also described in the prospectus:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. . . . The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund assets levels caused by short-term shareholder trading.

The redemption fees were waived for Canary.

123. In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also relayed that the One Group fund managers were complaining to him about the effects of Canary's timing activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

124. Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary stopped its timing activity at Bank One in April of 2003.

G. Janus

125. Janus Capital Corporation ("Janus") is the investment advisor for the Janus family of funds. In or about April, 2002, Janus granted permission for Canary to time the Janus Mercury fund. In exchange, Canary deposited "sticky" money into a Janus money market fund. Canary timed the Janus Mercury fund during 2002 and 2003. Canary also received capacity to time the Janus High Yield fund. Janus subsequently granted Canary capacity to time its High Yield fund as well.

1. Canary's Additional Timing Capacity at Janus

126. In early 2003, Canary sought timing capacity in Janus' offshore funds. Through an intermediary, it contacted Janus and offered "sticky" assets in exchange for this additional timing capacity. In response, a concerned Janus employee sent e-mails to Richard Garland, the CEO of Janus International, expressing alarm over the volume of market timing activity in Janus funds:

> I'm getting more concerned w/ all of these market timers and how they are affecting our PM's [*i.e.*, Portfolio Managers] trading activity. [Portfolio Managers] have voiced their sensitivity on a number of occasions re: this type of activity in JWF. I spoke to [a Janus employee] and confirmed that this is a big problem domestically and I want to avoid this at all cost before it gets too problematic offshore. Now that we have our exchange limitation in our prospectus, I would feel more comfortable not accepting this type of business because its too difficult to monitor/enforce & it is very disruptive to the PM's & operation of the funds. Obviously, your call from the sales side.

127. The employee also recommended to Garland that Janus refuse the additional business from Canary due to the issues created for portfolio managers: "For now, I don't think we should take-on additional business of this nature....We need to keep our funds clean & minimise [sic] issues for PM's/fund performance. Do you agree?" Garland did not agree. He replied:

> I have no interest in building a business around market timers, but at the same time I do not want to turn away $10-$20m! How big is the [Canary] deal . . .?

After learning that Canary's timing could amount to between $10 and $50 million dollars, Garland gave the "[g]o ahead" for Canary's additional timing capacity on April 3, 2003. The new agreement with Canary was never finalized, however.

2. Janus Attempts To Establish A Timing Policy

128. Managing the extensive timing activity in its funds became difficult for Janus. In early June, 2003, it began to consider adopting a consistent policy on market timing. Discussion concerning development of such a policy was opened up to certain Janus employees. Comments included:

> • "Our stated policy is that we do not tolerate timers. As such, we won't actively seek timers, but when pressed and when we believe allowing a limited/controlled amount of timing activity will be in JCG's best interests (increased profitability to the firm) we will make exceptions under these parameters."
>
> • "My own personal recommendation is not to allow timing, period, and follow the prospectus....[T]imers often hide multiple accounts and move on the same day which could hurt other investors and enrage the Pms....I don't think the static assets that we might be able to hold onto are worth the potential headaches, nor does this fall into our 'narrow and deep' focus. I suggest we maintain the timing agreements we have, but allow no more."
>
> • "[I]f we are going to allow timing, we want to be sure that there are enough static assets [i.e., "sticky" assets] so that we are making a decent profit for all the trouble we are put through."

3. The Janus Prospectuses

2 129. The Janus prospectus did not disclose the approved market timing activity in
3 Janus funds. On the contrary, the disclosures in the prospectus gave the appearance that market
4 timers were being policed and shut down. For example, the February 25, 2002 prospectus for the
5 Janus Income Funds (including the HighYield Fund that Canary was timing) states under the
6 heading "Excessive Trading Policy":

7 Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund
8 shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently
9 suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the
10 Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of
11 investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or
12 potentially disruptive to the Fund.

13 Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be
14 revoked or cancelled by a Fund....

15 G. Strong Capital Management

16 130. Strong Capital Management, Inc. ("Strong") is the advisor for the Strong family
17 of mutual funds. Canary met with Strong representatives on October 16, 2002, asked for
18 permission to time their mutual funds, and at the same time offered to invest in a proprietary
19 Strong hedge fund. After agreeing which funds Canary would be allowed to time, Strong
20 provided Canary with the September month-end portfolio holdings of the target funds on
21 November 13. On November 26, an internal Strong email documented the understanding with
22 Canary:

23 "[Canary] will be opening a brokerage account . . . valued somewhere around $18
24 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a
25 Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets
26 in other areas of Strong for Cash Management and Hedge Fund purposes.

27 The trading arrangement was documented in more detail in a letter to Canary that day:

28 • The following funds are available for your strategy;
•Strong Growth 20 Fund

•Strong Growth Fund
•Advisor Mid Cap Growth Fund
•Strong Large Cap Growth Fund
•Strong Dividend Income Fund
• If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
• You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
• All funds will be available for margin according to Reg T.
• We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
• All positions are limited to 1% of the assets within the fund....

An e-mail the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

131. Strong's prospectus gave investors no warning that their funds would be used for timing, but rather created the misleading impression that Strong identified and barred timers from its funds. A Strong prospectus for one of the funds Canary timed reads:

> **Market Timers**
> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. . . .

It then goes on to reserve the right to shut market timers down:

> We reserve the right to:
>
> •Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
> •Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading.

After several months of trading, Canary wrote Strong on February 21, 2003:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok.

At about this time, Canary asked if it could clear its Strong trades through the Bank of America (which Canary knew would allow it to engage in late trading). On February 25, Strong replied to Canary: "As for the clearing through B of A, it is not going to work out."

132. Strong regularly provided Canary with detailed breakdowns of the portfolios of

the target funds. These allowed Canary to sell short the stocks that the portfolios contained. Canary was satisfied with the relationship. In May, Canary wrote Strong:

> Hey, we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position.

H. Alliance

133. The AllianceBernstein Funds' website states: "*A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy.* If your goal is listed below, let us show you how. I want to invest for a comfortable retirement. - I'm saving for a college education. I'm saving toward a dream purchase." [Emphasis added.] However, unbeknownst to investors, from at least as early as October 2, 1998 and until September 29, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of the AllianceBernstein Funds' investors, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, Alliance Holding, Alliance Corporation, Alliance Capital Management, AXA and AllianceBernstein Registrants (collectively, the "Alliance Defendants") received substantial fees and other remuneration for themselves and their affiliates to the detriment of other mutual fund investors who knew nothing of these illicit arrangements.

134. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt unknowing AllianceBernstein Funds investors by artificially and materially affecting the value of the AllianceBernstein Funds, the Canary Defendants, and the John Doe Defendants, agreed to park substantial assets in the Alliance Funds, thereby increasing the assets under AllianceBernstein Funds' management and the fees paid to AllianceBernstein Funds' managers. Furthermore, the Canary Defendants secretly disguised additional, improper compensation to the Alliance Defendants as interest payments on monies loaned by the Alliance Defendants to

1 the Canary Defendants for the purpose of financing the illegal scheme. The synergy between the
2 Alliance Defendants and the Canary Defendants hinged on ordinary investors' misplaced trust in
3 the integrity of mutual fund companies and allowed defendants to profit handsomely at the
4 expense of plaintiff and others.

5 135. On September 30, 2003, Alliance Capital Management announced in a press
6 release published over *PR Newswire* that the New York Attorney General and the SEC had
7 contacted Alliance Capital Management in connection with the regulators' investigation of
8 market timing and late trading practices in the mutual fund industry. Additionally, Alliance
9 Capital Management revealed the following:

10 > based on the preliminary results of its own ongoing internal investigation
11 > concerning mutual fund transactions, ***it has identified conflicts of interest in***
> ***connection with certain market timing transactions. In this regard, Alliance***
12 > ***Capital has suspended two of its employees, one of whom is a portfolio manager***
> ***of the AllianceBernstein Technology Fund, and the other of whom is an***
13 > ***executive involved with selling Alliance Capital hedge fund products.*** [Emphasis
> added.]

14 136. On October 1, 2003, an article appearing in *The Wall Street Journal* identified
15 the two Alliance Capital Management employees who were suspended as a result of their
16 involvement in conflicts of interests as defendants Gerald Malone and Charles Schaffran. The
17 article revealed that Alliance Capital Management had been subpoenaed by the New York
18 Attorney General's Office early in its inquiry into the mutual fund industry, and further,
19 elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

20 > ***certain investors were allowed to make rapid trades in a mutual***
21 > ***fund managed by Mr. Malone in exchange for making large***
> ***investments in Alliance hedge funds also run by Mr. Malone[.]***
22 >
> * * *
23 >
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas
24 > firm called Security Brokerage Inc. gain the ability to make short-
> term trades in shares of Mr. Malone's mutual fund in exchange for
25 > investments into Mr. Malone's hedge funds[.]
26 >
> * * *
27 >
> As previously reported, [defendant *Edward] Stern's firm, Canary, appears to*
> *had arrangements allowing short-term trading with Alliance funds. . .*
28 > *Meanwhile, according to a copy of trade orders obtained by [Attorney General*
> *Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late*

trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction. [Emphasis added.]

137. In addition to the AllianceBernstein Technology Fund, the article stated that defendant Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

1. The AllianceBernstein Prospectuses Were Materially False and Misleading

138. Each AllianceBernstein Funds investor was entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

139. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> How the Funds Value Their Shares
>
> The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

140. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> ***Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.*** Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.
>
> * * *
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). ***Exchanges of shares are made at the next determined NAV, without sales or service charges.*** You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days'

written notice.

HOW TO SELL SHARES

You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. *Your sales price will be the next determined NAV*, less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days). [Emphasis added.]

141. The Prospectuses falsely stated that Alliance Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 31, 2003 AllianceBernstein Technology Fund Prospectus and the AllianceBernstein All-Asia Investment Fund Prospectus stated as follows:

A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

142. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the Canary Defendants and the John Doe Defendants to time their trading of the AllianceBernstein Funds shares and to "late trade";

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated AllianceBernstein Funds policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to Alliance Capital Management by the AllianceBernstein Funds and their respective shareholders.

I. Putnam

143. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

144. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. The *Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "***This is not a fishing expedition ... We obviously have probably cause of some kind to make these inquiries.***" (Emphasis added). The probe was focused on "trades in one of Putnam's international funds," according to the article.

145. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the *Globe* reported as follows:

Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry. [Emphasis in original].

Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.

Investigators are probing whether the trading practice known as market timing – trading quickly into and out of funds, to take advantage of short-term price fluctuations – was being employed by small-time individual investors as well as by sophisticated brokerage houses. ***The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.***

The state is expected to allege that by not upholding its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts. [emphasis added].

1. The Putnam Prospectuses Were Materially False and Misleading

140. Prior to investing in any of the Putnam Funds, plaintiffs and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Putnam Funds' policies on timed trading.

141. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a

> redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.
>
> * * *
>
> The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

142. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Putnam Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed ..eir trading in the Putnam Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defend ants to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Putnam Funds investors.

VI.

PLAINTIFF'S SPECIFIC FACTS

143. Plaintiff, at all times relevant hereto, owned or acquired the mutual funds of

1 Defendant Janus.

2 144. At all times relevant hereto, Plaintiff owned or acquired Janus mutual funds in
3 and around the Los Angeles County area.

4 145. At all times relevant hereto, Plaintiff was and is being subjected to the illegal
5 practices of Defendants, as aforesaid, and has been damaged thereby.

6 VII.

7 FIRST CAUSE OF ACTION

8 Unfair Business Practices - Violation of
9 Cal. Bus. & Prof. Code §§17200 and 17203 Against All Defendants

10 146. Plaintiff herein realleges and incorporates each and every one of the allegations
11 contained in Paragraphs 1 through 145, inclusive of this Complaint, as if fully set forth herein.

12 147. Business and Professions Code (B&PC) Section 17200, Section 17203, et. seq.,
13 often referred to as the "Unfair Competition Law" (B&PC §17200), prohibits unfair
14 competition, which is defined to include any unlawful, unfair or fraudulent business action or
15 practice. Defendants systematically engaged in illegal and improper mutual fund trading
16 practices.

17 148. Defendants, and each of them, have engaged in unfair business practices in
18 California by utilizing the practices outlined above. The aforesaid conduct is also unlawful and
19 subjects Defendants to sanctions and fines and is actionable under B&PC §§17200 and 17203.
20 Defendants' use of such practices constitutes an unfair business practice, unfair competition and
21 provides an unfair advantage over Defendants' competitors. Plaintiff on behalf of the general
22 public seeks full restitution and disgorgement of said monies by Defendants, as necessary and
23 according to proof, to restore any and all monies acquired and/or converted by the Defendants
24 by means of the unfair practice complained of herein. Plaintiff further seeks on behalf of the
25 general public, the appointment of a receiver, as necessary, to establish the total monetary relief
26 sought from Defendants. The restitution includes all profit realized as a result of the unfair
27 business practice, including interest thereon.

28 149. Plaintiff is informed and believes and on that basis alleges that at all times herein

mentioned Defendants have engaged in unlawful, deceptive and unfair business practices prohibited by California B&PC §17200, including those set forth above, inclusive, thereby depriving Plaintiff and the other members of the general public of fair and honest business practices. The conduct of Defendants is inimical to the public welfare since it transgresses civil statutes of this state.

150. By and through their unfair, unlawful and/or improper business practices described herein, Defendants have exploited Plaintiff and others.

151. Plaintiff and others are entitled to and do seek relief as may be necessary to restore to them the money of which Plaintiff and others have been deprived by means of the herein described unfair, unlawful and/or fraudulent business practices.

152. Plaintiff seeks an injunction preventing Defendants from continuing the unfair business practices set forth above. Plaintiff further seeks an order requiring Defendants to timely pay restitution to all current and former customers, including penalties, interest and attorneys' fees and costs, pursuant to Code of Civil Procedure §1021.5.

153. Plaintiff and others are further entitled to and do seek a declaration that the above-described business practices are unfair, unlawful and/or fraudulent and seek injunctive relief restraining Defendants from engaging in any of the herein described unfair, unlawful and/or fraudulent business practices at all times in the future.

PRAYER FOR RELIEF

WHEREFORE, for all of the above and foregoing reasons, Plaintiff prays for judgment against all Defendants, and each of them, as follows:

1. For an Order permanently enjoining Defendants from engaging in the practices challenged herein;

2. For an Order for full restitution of all monies, as necessary and according to proof, to restore any and all monies acquired and/or converted by Defendants by means of the also seeks pre-judgment interest and attorneys' fees as a result of the unfair business practices;

3. For an Order finding and declaring that Defendants' acts and practices as challenged herein are unlawful, unfair and/or fraudulent;

4. For an accounting, under administration of Plaintiff and subject to court review, to determine the amount to be returned by Defendants and the amounts to be refunded to members of the public who are or were affected by Defendants' illegal acts;

5. For the creation of an administrative process wherein each current and former injured customer of Defendants' receives his or her losses.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: October 22, 2003

GLANCY & BINKOW LLP

By: ______________________
Lionel Z. Glancy #134180

Michael Goldberg #188669
Peter A. Binkow #173848
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Law Offices of Brian Barry
Brian Barry #135631
1801 Avenue of the Stars Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff Mike Sayegh

BRIAN BARRY #135631
JILL LEVINE BETTS #208065
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars, Suite 307
Los Angeles, California 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff
[Additional Counsel on Signature Page]

FILED
2003 DEC 17 PM 2:12
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
LOS ANGELES
BY ______

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA - WESTERN DIVISION

MIKE SAYEGH, on behalf of the General Public, Plaintiff, v. JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANKC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC,	CASE NO. CV03-8736 FMC (PJWx) NOTICE OF SUBSTITUTION OF PARTIES

ENTERED ON ICMS
DEC 22 2003
CENTRAL DISTRICT OF CALIFORNIA

17

PUTNAM INVESTMENT FUNDS, JUSTIN M. SCOTT AS DOE 1, OMID KAMSHAD AS DOE 2, LAWRENCE J. LASSER AS DOE 3, RICHARD S. STRONG AS DOE 4, PBHG MUTUAL FUNDS AS DOE 5, PBHG FUND DISTRIBUTORS AS DOE 6, PBHG FUNDS AS DOE 7, GARY L.PILGRIM AS DOE 8, HAROLD J. BAXTER AS DOE 9, PILGRIM BAXTER & ASSOCIATES, LTD. AS DOE 10, VERAS INVESTMENT PARTNERS LLP AS DOE 11, JAMES PATRICK CONNELLY, JR. AS DOE 12, THE ALGER FUND AS DOE 13, FRED ALGER MANAGEMENT INC. AS DOE 14, THE FEDERATE FUNDS AS DOE 15, FEDERATED INVESTORS FUNDS AS DOE 16, FEDERATED SECURITIES CORPORATION AS DOE 17, FEDERATED INVESTMENT MANAGEMENT CO. AS DOE 18, FEDERATED INVESTORS, INC. AS DOE 19, THE CHARLES SCHWAB CORPORATION AS DOE 20, CHARLES SCHWAB & CO., INC. AS DOE 21, THE EXCELSIOR MUTUAL FUNDS AS DOE 22, EXCELSIOR FUNDS TRUST AS DOE 23, EXCELSIOR FUNDS, INC. AS DOE 24, UNITED STATES TRUST COMPANY OF NEW YORK AS DOE 25, U.S.TRUCT CORPORATION AS DOE 26 and DOES 27-500,

Defendants.

1 PLEASE TAKE NOTICE that Plaintiff Mike Sayegh in the above captic ned
2
3 matter hereby substitutes the following parties as DOE defendants in the abov
4 entitled action:
5
6 • Invesco Funds Group, Inc.---------------------- DOE 27
7 • Amvescap PLC -------------------------------- DOE 28
8
9 • American Skandia Inc. ------------------------ DOE 29
10 • Raymond Cunningham ---------------------- DOE 30
11
12 • Brean Murray & Co. Inc. ---------------------- DOE 31
13 • Sun Life Financial Inc. ----------------------- DOE 32
14
15 • Massachusetts Financial Services Co. d/b/a MFS Investment Management --- DOE 33
16
17 • Empire Financial Holding Co. ---------------- DOE 34
18 • Millennium Partners L.P. ---------------------- DOE 35
19
20 • The Bear Stearns Cos. Inc. --------------------- DOE 36
21 • Advantage Trading Group --------------------- DOE 37
22
23 Dated: December 17, 2003 LAW OFFICE OF BRIAN BARRY
24
25
26
27
28

Brian Barry #135631
Jill Levine Betts #208065
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

GLANCY & BINKOW LLP
Lionel Z. Glancy
Peter Binkow
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

1 PROOF OF SERVICE VIA ELECTRONIC TRANSFER

2 STATE OF CALIFORNIA, COUNTY OF LOS ANGELES

3 I, the undersigned, declare: that I am employed in the aforesaid County,
4 State of California in the office of a member of the Bar of this Court at whose
5 direction the following service was made. I am over the age of 18 and not a party to the within entitled action; my business address is: 1801 Avenue of the Stars
6 Suite 307, Los Angeles, California 90067.

7 On Dec. 17, 2003, 2003, I served upon the interested parties in this action,
8 pursuant to Fed. R. Civ. P. Rule 5(b) and Local Rule 5-3, the document described as follows:

9 NOTICE OF SUBSTITUTION OF PARTIES

10

11 [X] on all parties shown below by placing a true copy thereof enclosed in a
12 sealed envelope with postage thereon fully prepaid in the United States mail at Los Angeles, California.

13

14 SEE ATTACHED SERVICE LIST

15 I declare under penalty of perjury, under the laws of the State of California
16 and the United States of America, that the foregoing is true and correct. Executed
17 on Dec. 17, 2003, at Los Angeles, Los Angeles County, California.

18

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21 Jill Betts

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SERVICE LIST

In re Funds 17200 Litigation

For Plaintiffs

Lionel Z. Glancy
Michael Goldberg
Glancy & Binkow LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Brian Barry
Jill Betts
Law Offices of Brian Barry
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

For The Defendants

Dale R. Harris
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
Telephone: (303) 892-7330
Facsimile: (303) 893-1379

Attorneys for Janus Investment Fund

Marc Marmaro
Matthew D. Hinks
Jeffer, Mangels, Butler & Marmaro LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067
Telephone: (310) 203-8080
Facsimile: (310) 203-0567

Robert J. Jossen
Adam B. Rowland
Swidler Berlin Sheriff Friedman LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

Attorneys for Edward J. Stern; Canary Capital Partners, LLC; Canary Investment Management, LLC; and Canary Capital Partners, Ltd.

Stephen A. Mendelsohn
Greenberg Traurig LLP
5100 Town Center Circle, Suite 400
Boca Raton, FL 33486
Telephone: (561) 955-7600
Facsimile: (561) 339-7099

Attorneys for Kaplan & Co. Securities Inc.

Daniel Kramer
Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Telephone: (212) 373-3000
Facsimile: (212) 757-3990

Attorneys for Bank One Corporation; Banc One Investment Advisors Corp.

Philip Khinda
Ropes & Gray
One Metro Center
700 12th Street NW, Suite 900
Washington DC, 20005
Telephone: (202) 508-4600
Facsimile: (202) 508-4650

Attorneys for The One Group Mutual Funds

Phillip A. Davis
Sheppard, Mullin, Richter & Hampton LLP
333 South Hopre Street, 48th Floor
Los Angeles, CA 90071
Telephone: (213) 620-1780
Facsimile: (213) 620-1398

Paul Rowe
Martin Arms
Kenneth B. Forrest
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

Attorneys for Bank of America Corporation; Banc of America Capital Management LLC; and Banc of America Advisors LLC

1 Stephen Colangelo
Laurie Hand
2 Morrison & Foerster LLP
1650 Tyson Blvd., Suite 300
3 Mclean, VA 22102
Telephone: (703) 760-7700
4 Facsimile: (703) 760-7777

5 Attorneys for Nations Funds Trust
(incorrectly named in complaint as Nations
6 Fund Inc.)

7 David Morris
Fried Frank Harris Shriver & Jacobson
8 One New York Plaza
New York, NY 10004
9 Telephone: (212) 859-8000
Facsimile: (212) 859-4000
10
Attorneys for Robert Gordon
11
C. Evan Stewart
12 Hilled I. Parness
John J. Gallagher
13 Brown Raysman Millstein Felder
& Steiner LLP
14 900 Third Avenue
New York, NY 10022
15 Telephone: (212) 895-2000
Facsimile: (212) 895-2900
16
Attorneys for Theodore H. Sihpol III
17
John Moon
18 Chadbourne & Parke LLP
30 Rockefeller Plaza
19 New York, NY 10112
Telephone: (212) 408-5100
20 Facsimile: (212) 541-5369

21 Attorneys for Charles Bryce land

22 William K. Holmes
Daniel R. Gravelyn
23 Warner Norcross & Judd LLP
900 Fifth Third Center
24 111 Lyon NW
Grand Rapids, MI 49503
25 Telephone: (616) 752-2000
Facsimile: (616) 752-2500
26
Attorneys for Security Trust Company
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Bruce Clark
William Farris
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Attorneys for Strong Capital Management Inc.;
Richard S. Strong

James L. Sanders
Michael Meeks
McDermott, Will & Emery
2049 Century Park East, 34th Floor
Los Angeles, CA 90067
Telephone: (310) 277-4110
Facsimile: (310) 277-4730

Attorneys for JB Oxford & Company

Sara Brody
Clifford Chance LLP
One Market, Stewart Tower
San Francisco, CA 94105
Telephone: (415) 778-4700
Facsimile: (415) 778-4701

Polly Snyder
Clifford Chance LLP
2001 K Street NW
Washington DC, 20006
Telephone: (202) 912-5000
Facsimile: (202) 912-6000

Attorneys for Alliance Capital Management
Holding LP; Alliance Capital Management LP;
Alliance Capital Management Corp.

George Garvey
David Dinielli
Munger Tolles & Olsen LLP
355 S. Grand Avenue, 35th Floor
Los Angeles, CA 90071
Telephone: (213) 683-9100
Facsimile: (213) 687-3702

Attorneys for AXA Financial Inc.

G. Stewart Webb, Jr.
Gabrielle Moses
Venable LLP
1800 Mercantile Bank & Trust Bldg.
2 Hopkins Plaza
Baltimore, MD 21201
Telephone: (410) 244-7400
Facsimile: (410) 244-7742

Attorneys for AllianceBernstein Registrants

Martin Seidel
Cadwalader, Wickersham & Taft LLP
100 Maiden Lane
New York, NY 10038
Telephone: (212) 504-6000
Facsimile: (212) 504-6666

Attorneys for Gerald Malone

David Brodsky
Latham & Watkins LLP
855 Third Avenue
New York, NY 10022
Telephone: (212) 906-1200
Facsimile: (212) 751-4864

Attorneys for Charles Schaffran

Peter Simhauser
Skadden, Arps, Slate, Meagher
& Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Telephone: (213) 687-5000
Facsimile: (213) 687-5600

Seth M. Schwartz
Betsy Hellman
Skadden, Arps, Slate, Meagher
& Flom LLP
Four Times Square
New York, NY 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Putnam Investment Management, LLC; Putnam Investments Trust

John Donovan
Ropes & Gray
One International Place
Boston, MA 02110
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

Attorneys for Putnam Investment Funds

Stephen W. Greiner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 728-8000
Facsimile: (212) 728-8111

Attorneys for Marsh & McLennan Companies, Inc.

John F. Sylvia
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, MA 02111
Telephone: (617) 542-6000
Facsimile: (617) 542-2241

Attorneys for Justin M. Scott

John A.D. Gilmore
Piper Rudnick LLP
One International Place, 21st Floor
Boston, MA 02110
Telephone: (617) 406-6000
Facsimile: (617) 406-6100

Attorneys for Omid Kamshad

Gregory Scott Spencer
Office of the General Counsel
Bank of America, N.A.
555 California Street, 8th Floor
San Francisco, CA 94104
Telephone: (415) 622-6044
Facsimile: (415) 622-9238

Attorneys for Bank of America Defendants

Gregory M. Scanlon
Vice President & Senior Corporate Counsel
CharlesSchwab
101 Montgomery Street
San Francisco, CA 94101
Telephone: (415) 622-6044
Facsimile: (415) 622-9238

Attorneys for CharlesSchwab/U.S.Trust

BRIAN BARRY #135631
JILL LEVINE BETTS #208065
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars, Suite 307
Los Angeles, California 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff
[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA - WESTERN DIVISION

MIKE SAYEGH, on behalf of the General Public,

Plaintiff,

JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC, PUTNAM INVESTMENT FUNDS, JUSTIN M. SCOTT AS DOE 1, OMID KAMSHAD AS DOE 2, LAWRENCE J. LASSER AS DOE 3, RICHARD S. STRONG AS DOE 4, and DOES 5-500,

Defendants.

CASE NO. CV03-8736 F IC (PJWx)

NOTICE OF ERRATA

1 PLEASE TAKE NOTICE that Plaintiff Mike Sayegh in the above capti ned
2
3 matter hereby files the following errata:
4 On November 21, 2003, prior to removal of the above entitled action,
5
6 Plaintiff filed 21 substitution of DOE forms in State Court. Each of the newl
7 named parties were named as DOE No. 5 rather than as consecutively named OE
8
9 Defendants. Plaintiff hereby notice that each of the newly named DOE defen ants
10 shall be hereinafter referred to as the following DOE defendant:
11
12 • PBHG Mutual Funds ------------------------------ DOE 5
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14 • PBHG Fund Distributors -------------------------- DOE 6
15 • PBHG Funds ------------------------------------ DOE 7
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17 • Gary L. Pilgrim ---------------------------------- DOE 8
18 • Harold J. Baxter ---------------------------------- DOE 9
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20 • Pilgrim Baxter & Associates, Ltd. ---------------- DOE 10
21 • Veras Investment Partners LLP -------------------- DOE 11
22
23 • James Patrick Connelly, Jr. ---------------------- DOE 12
24 • The Alger Fund ---------------------------------- DOE 13
25
26 • Fred Alger Management Inc. -------------------- DOE 14
27 • The Federate Funds ------------------------------ DOE 15
28 • Federated Investors Funds ----------------------- DOE 16
• Federated Securities Corporation ---------------- DOE 17

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- Federated Investment Management Co. -------- DOE 18
- Federated Investors, Inc. ------------------------ DOE 19
- The Charles Schwab Corporation --------------- DOE 20
- Charles Schwab & Co., Inc. --------------------- DOE 21
- The Excelsior Mutual Funds -------------------- DOE 22
- Excelsior Funds Trust --------------------------- DOE 23
- Excelsior Funds, Inc. ---------------------------- DOE 24
- United States Trust Company of New York ----- DOE 25
- U.S. Trust Corporation ------------------------- DOE 26

Dated: December 16, 2003

LAW OFFICE OF BRIAN BARRY

Brian Barry #135631
Jill Levine Betts #208065
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

GLANCY & BINKOW LLP
Lionel Z. Glancy
Peter Binkow
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

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PROOF OF SERVICE VIA ELECTRONIC TRANSFER

STATE OF CALIFORNIA, COUNTY OF LOS ANGELES

I, the undersigned, declare: that I am employed in the aforesaid County, State of California in the office of a member of the Bar of this Court at whose direction the following service was made. I am over the age of 18 and not a p: :ty to the within entitled action; my business address is: 1801 Avenue of the Stars Suite 307, Los Angeles, California 90067.

On Dec. 16, 2003, 2003, I served upon the interested parties in this acti n, pursuant to Fed. R. Civ. P. Rule 5(b) and Local Rule 5-3, the document descri ed as follows:

NOTICE OF ERRATA

[X] on all parties shown below by placing a true copy thereof enclosed in a sealed envelope with postage thereon fully prepaid in the United States nail at Los Angeles, California.

SEE ATTACHED SERVICE LIST

I declare under penalty of perjury, under the laws of the State of California an the United States of America, that the foregoing is true and correct. Executed on Dec. 16, 2003, at Los Angeles, Los Angeles County, California.

Jill Betts

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SERVICE LIST

In re Funds 17200 Litigation

For Plaintiffs

Lionel Z. Glancy
Michael Goldberg
Glancy & Binkow LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Brian Barry
Jill Betts
Shaun Grove
Law Offices of Brian Barry
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

For The Defendants

Dale R. Harris
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
Telephone: (303) 892-7330
Facsimile: (303) 893-1379

Attorneys for Janus Investment Fund

Marc Marmaro
Matthew D. Hinks
Jeffer, Mangels, Butler & Marmaro LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067
Telephone: (310) 203-8080
Facsimile: (310) 203-0567

Robert J. Jossen
Adam B. Rowland
Swidler Berlin Sheriff Friedman LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

Attorneys for Edward J. Stern; Canary Capital Partners, LLC; Canary Investment Management, LLC; and Canary Capital Partners, Ltd.

Stephen A. Mendelsohn
Greenberg Traurig LLP
5100 Town Center Circle, Suite 400
Boca Raton, FL 33486
Telephone: (561) 955-7600
Facsimile: (561) 339-7099

Attorneys for Kaplan & Co. Securities Inc.

Daniel Kramer
Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Telephone: (212) 373-3000
Facsimile: (212) 757-3990

Attorneys for Bank One Corporation; Banc One Investment Advisors Corp.

Philip Khinda
Ropes & Gray
One Metro Center
700 12th Street NW, Suite 900
Washington DC, 20005
Telephone: (202) 508-4600
Facsimile: (202) 508-4650

Attorneys for The One Group Mutual Funds

Phillip A. Davis
Sheppard, Mullin, Richter & Hampton LLP
333 South Hopre Street, 48th Floor
Los Angeles, CA 90071
Telephone: (213) 620-1780
Facsimile: (213) 620-1398

Paul Rowe
Martin Arms
Kenneth B. Forrest
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

Attorneys for Bank of America Corporation; Banc of America Capital Management LLC; and Banc of America Advisors LLC

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Stephen Colangelo
Laurie Hand
Morrison & Foerster LLP
1650 Tyson Blvd., Suite 300
Mclean, VA 22102
Telephone: (703) 760-7700
Facsimile: (703) 760-7777

Attorneys for Nations Funds Trust (incorrectly named in complaint as Nations Fund Inc.)

David Morris
Fried Frank Harris Shriver & Jacobson
One New York Plaza
New York, NY 10004
Telephone: (212) 859-8000
Facsimile: (212) 859-4000

Attorneys for Robert Gordon

C. Evan Stewart
Hilled I. Parness
John J. Gallagher
Brown Raysman Millstein Felder & Steiner LLP
900 Third Avenue
New York, NY 10022
Telephone: (212) 895-2000
Facsimile: (212) 895-2900

Attorneys for Theodore H. Sihpol III

John Moon
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Telephone: (212) 408-5100
Facsimile: (212) 541-5369

Attorneys for Charles Bryce land

William K. Holmes
Daniel R. Gravelyn
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon NW
Grand Rapids, MI 49503
Telephone: (616) 752-2000
Facsimile: (616) 752-2500

Attorneys for Security Trust Company

Bruce Clark
William Farris
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Attorneys for Strong Capital Management Inc.; Richard S. Strong

James L. Sanders
Michael Meeks
McDermott, Will & Emery
2049 Century Park East, 34th Floor
Los Angeles, CA 90067
Telephone: (310) 277-4110
Facsimile: (310) 277-4730

Attorneys for JB Oxford & Company

Sara Brody
Clifford Chance LLP
One Market, Stewart Tower
San Francisco, CA 94105
Telephone: (415) 778-4700
Facsimile: (415) 778-4701

Polly Snyder
Clifford Chance LLP
2001 K Street NW
Washington DC, 20006
Telephone: (202) 912-5000
Facsimile: (202) 912-6000

Attorneys for Alliance Capital Management Holding LP; Alliance Capital Management LP; Alliance Capital Management Corp.

George Garvey
David Dinielli
Munger Tolles & Olsen LLP
355 S. Grand Avenue, 35th Floor
Los Angeles, CA 90071
Telephone: (213) 683-9100
Facsimile: (213) 687-3702

Attorneys for AXA Financial Inc.

G. Stewart Webb, Jr.
Gabrielle Moses
Venable LLP
1800 Mercantile Bank & Trust Bldg.
2 Hopkins Plaza
Baltimore, MD 21201
Telephone: (410) 244-7400
Facsimile: (410) 244-7742

Attorneys for AllianceBernstein Registrants

Martin Seidel
Cadwalader, Wickersham & Taft LLP
100 Maiden Lane
New York, NY 10038
Telephone: (212) 504-6000
Facsimile: (212) 504-6666

Attorneys for Gerald Malone

David Brodsky
Latham & Watkins LLP
855 Third Avenue
New York, NY 10022
Telephone: (212) 906-1200
Facsimile: (212) 751-4864

Attorneys for Charles Schaffran

Peter Simhauser
Skadden, Arps, Slate, Meagher
& Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Telephone: (213) 687-5000
Facsimile: (213) 687-5600

Seth M. Schwartz
Betsy Hellman
Skadden, Arps, Slate, Meagher
& Flom LLP
Four Times Square
New York, NY 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Putnam Investment Management, LLC; Putnam Investments Trust

John Donovan
Ropes & Gray
One International Place
Boston, MA 02110
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

Attorneys for Putnam Investment Funds

Stephen W. Greiner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 728-8000
Facsimile: (212) 728-8111

Attorneys for Marsh & McLennan Companies, Inc.

John F. Sylvia
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, MA 02111
Telephone: (617) 542-6000
Facsimile: (617) 542-2241

Attorneys for Justin M. Scott

John A.D. Gilmore
Piper Rudnick LLP
One International Place, 21st Floor
Boston, MA 02110
Telephone: (617) 406-6000
Facsimile: (617) 406-6100

Attorneys for Omid Kamshad

Gregory Scott Spencer
Office of the General Counsel
Bank of America, N.A.
555 California Street, 8th Floor
San Francisco, CA 94104
Telephone: (415) 622-6044
Facsimile: (415) 622-9238

Attorneys for Bank of America Defendants

Gregory M. Scanlon
Vice President & Senior Corporate Counsel
CharlesSchwab
101 Montgomery Street
San Francisco, CA 94101
Telephone: (415) 622-6044
Facsimile: (415) 622-9238

Attorneys for CharlesSchwab/U.S.Trust

RECEIVED
FEB 0 2 2004
BY:

TO: MFS INVESTMENT MANAGEMENT | CASE NO. SCSC036827

NOTICE

FILED
CLERK OF DISTRICT COURT
2004 JAN 27 AM 10: 5
STORY COUNTY
AMES, IOWA

You will take notice that an original notice of suit or process against you, a copy of which is hereto attached, was duly served upon you at Des Moines, Iowa by filing a copy of said notice or process on the 22nd day of January, 2004 with the secretary of state of the state of Iowa.

Date at Ames, Iowa, this 27th day of January, 2004

Diane L. Tott

DIANE L. TOTT
Clerk of District Court
In and for Story County, Iowa

ORIGINAL NOTICE — SMALL CLAIMS — NONRESIDENT

Due 3/22/04

MATT PARROTT & SONS CO. WATERLOO IOWA D24 GG-802 Form 9 (2)-FN

RECEIVED
FEB 0 2004
BY:

IN THE IOWA DISTRICT COURT

IN AND FOR ______________ COUNTY

(Small Claims Division)

FILED
SECRETARY OF STATE
IOWA
JAN 22 10 00 AM '04

FILED
CLERK OF DISTRICT COURT
2003 DEC 30 AM 11:29
STORY COUNTY
AMES, IOWA

Plaintiff(s):
ELIZABETH J. WRIGHT-CARTER
(Name)
616 18th ST
(Address)
AMES, IA 50010
(Name)

(Address)

vs. ST1345301

Defendant(s):
MFS INVESTMENT MANAGEMENT
(Name)
500 BOYLSTON ST., 15th FLOOR
(Address)
BOSTON, MA 02116
(Name)

(Address)

ORIGINAL NOTICE

(Foreign Corporation or Nonresident Defendant)

Small Claim No. SCSC036827

Date Filed 12/30/03

TO THE ABOVE NAMED DEFENDANT(S):

YOU ARE HEREBY NOTIFIED that the plaintiff(s) demand(s) from you the amount of $ 979 34/100 based on MFS IS UNDER INVESTIGATION BY THE SECURITIES + EXCHANGE COMMISSION + STATE REGULATORS (State briefly the basis for the demand.) + HAS ADMITTED TO HAVING ALLOWED MARKET TIMING DESPITE MFS FUND PROSPECTUSES STATING MARKET TIMING + EXCESSIVE SHORT TERM TRADING ARE NOT ALLOWED. I SEEK RESTITUTION FOR CLASS A SHARE SALES CHARGES, TRUSTEE CHARGES, MANAGEMENT FEES + MISC. CHARGES (SEE ATTACHMENTS)

UNLESS YOU APPEAR by completing and filing the attached appearance and answer form with the clerk of the court at AMES CITY HALL ~~(exact address)~~ in 515 CLARK AMES (city), Iowa ______ (zip code), within sixty days after the filing of this original notice with the secretary of state of the State of Iowa, judgment shall be rendered against you upon plaintiff's (s') claim together with interest and court costs.

IF YOU DENY THE CLAIM AND APPEAR by filing the attached appearance and answer within sixty days after the filing of this original notice with the secretary of state of the State of Iowa, you will then receive notification from the clerk's office of the place and time assigned for hearing.

FILED
CLERK OF DISTRICT COURT
2004 JAN ... AM 10:30
STORY COUNTY
AMES, IOWA

x Elizabeth J Wright-Carter
Plaintiff(s)

JUDGMENT ENTRY

IT IS HEREBY ORDERED THAT JUDGMENT BE ENTERED AGAINST THE DEFENDANT(S) ______________

Plaintiff(s) ______________

in the amount of $______________ with interest at the rate of ______ %

from the ______ day of ______________, A. D., 19____ and Attorney Fees in the amount of $______________ plus court costs in the amount of $______________.

IT IS FURTHER ORDERED that the foregoing be paid at the rate of $________ per ________ (month) (week)

Dated this ________ day of ______________, A. D., 19____.

____
(Magistrate) (Clerk) (County)

Please complete and return with the Appearance & Answer form

IN THE IOWA DISTRICT COURT FOR STORY COUNTY

______________________________,	)	
Plaintiff(s) / Petitioner(s),	)	
vs.	)	Case No. ______________
______________________________,	)	**CONFIDENTIAL SOCIAL**
Defendant(s) / Respondent(s),	)	**SECURITY NUMBER FORM**

Please note: This form is for the submission of social security numbers **ONLY**. Dates of birth and employer identification numbers are not confidential and should appear on the heading or face of the petition, answer, etc. Please print or type all information.

		Name	**Social Security Number**
Plaintiff(s) / Petitioner(s)	1.	____________	____________
	2.	____________	____________
	3.	____________	____________
	4.	____________	____________
	5.	____________	____________
Defendant(s) / Respondent(s)	1.	____________	____________
	2.	____________	____________
	3.	____________	____________
	4.	____________	____________
	5.	____________	____________
Other Parties	1.	____________	____________
	2.	____________	____________
	3.	____________	____________

Information supplied by ______________________________

Signature: ______________________________ Date: ______________

SC-3

IN THE IOWA DISTRICT COURT FOR ______________________ COUNTY

(Small Claims Division)

Plaintiff(s)

PIN ______________________

(Name)

____

(Address)

____

(Name)

____

(Address)

vs.

Defendant(s)

PIN ______________________

(Name)

____

(Address)

____

(Name)

____

(Address)

APPEARANCE AND ANSWER

OF DEFENDANT

Small Claim No. ______________________

Date Filed ______________________

I HEREBY enter my appearance and admit/deny the claim of plaintiff(s).

____

Defendant

By ______________________ PIN ______________________

Attorney for Defendant

TO: MFS INVESTMENT MANAGEMENT
500 BOYLSTON ST 15TH FLOOR
BOSTON, MA 02116

CASE NO. SCSC036876

NOTICE

You will take notice that an original notice of suit or process against you, a copy of which is hereto attached, was duly served upon you at Des Moines, Iowa by filing a copy of said notice or process on the 13th day of January, 2004 with the secretary of state of the state of Iowa.

Date at Ames, Iowa, this 20th day of January, 2004

Diane L. Tott

DIANE L. TOTT
Clerk of District Court
In and for Story County, Iowa

ORIGINAL NOTICE — SMALL CLAIMS — NONRESIDENT

MATT PARROTT & SONS CO WATERLOO IOWA D24 GG-802 Form 9 (2)-FN

IN THE IOWA DISTRICT COURT

IN AND FOR ____________________ COUNTY
(Small Claims Division)

FILED SECRETARY OF STATE IOWA
JAN 13 8 00 AM '04

FILED CLERK OF DISTRICT COURT STORY COUNTY AMES, IOWA 2003 DEC 23 AM 11:32

Plaintiff(s): BRUCE A. CARTER
(Name) 616 18th STREET
(Address) AMES, IA 50010
(Name)
(Address)

vs.

Defendant(s): MFS INVESTMENT MANAGEMENT
(Name) 500 BOYLSTON ST., 15th FLOOR
(Address) BOSTON, MA 02116
(Name)
(Address)

ORIGINAL NOTICE

(Foreign Corporation or Nonresident Defendant)

Small Claim No. SCSC036876

Date Filed 12/23/03

FILED CLERK OF DISTRICT COURT STORY COUNTY AMES, IOWA 2004 JAN 16 AM 8:17

TO THE ABOVE NAMED DEFENDANT(S):

YOU ARE HEREBY NOTIFIED that the plaintiff(s) demand(s) from you the amount of $ 549 00/100 based on MFS IS UNDER INVESTIGATION BY THE SECURITIES EXCHANGE COMMISSION + STATE REGULATORS (State briefly the basis for the demand.) + HAS ADMITTED TO HAVING ALLOWED MARKET TIMING DESPITE MFS FUND PROSPECTUSES STATING MARKET TIMING + EXCESSIVE SHORT TERM TRADING ARE NOT ALLOWED. I SEEK RESTITUTION FOR CLASS A SHARE SALES CHARGES, TRUSTEE CHARGES, MANAGEMENT FEES + MISC. CHARGES (SEE ATTACHMENTS)

UNLESS YOU APPEAR by completing and filing the attached appearance and answer form with the clerk of the court at Ames City Hall ~~(exact address) in~~ 515 Clark Ames (city), Iowa 50010 (zip code), within sixty days after the filing of this original notice with the secretary of state of the State of Iowa, judgment shall be rendered against you upon plaintiff's (s') claim together with interest and court costs.

IF YOU DENY THE CLAIM AND APPEAR by filing the attached appearance and answer within sixty days after the filing of this original notice with the secretary of state of the State of Iowa, you will then receive notification from the clerk's office of the place and time assigned for hearing.

x Bruce A. Carter
Plaintiff(s)

JUDGMENT ENTRY

IT IS HEREBY ORDERED THAT JUDGMENT BE ENTERED AGAINST THE DEFENDANT(S) ____________________

Plaintiff(s) ____________________
in the amount of $__________ with interest at the rate of ____%
from the ______ day of __________, A. D., 19____ and Attorney Fees in the amount of $__________ plus court costs in the amount of $__________.
IT IS FURTHER ORDERED that the foregoing be paid at the rate of $______ per ______ (month) (week)
Dated this ______ day of __________, A. D., 19____.

____
(Magistrate) (Clerk) (County)

Please complete and return with the Appearance & Answer form

IN THE IOWA DISTRICT COURT FOR STORY COUNTY

______________________________,	)	
Plaintiff(s) / Petitioner(s),	)	
vs.	)	Case No. ______________
	)	
______________________________,	)	**CONFIDENTIAL SOCIAL SECURITY NUMBER FORM**
Defendant(s) / Respondent(s),	)	

Please note: This form is for the submission of social security numbers **ONLY**. Dates of birth and employer identification numbers are not confidential and should appear on the heading or face of the petition, answer, etc. Please print or type all information.

		Name	**Social Security Number**
Plaintiff(s) / Petitioner(s)	1.	______________	______________
	2.	______________	______________
	3.	______________	______________
	4.	______________	______________
	5.	______________	______________
Defendant(s) / Respondent(s)	1.	______________	______________
	2.	______________	______________
	3.	______________	______________
	4.	______________	______________
	5.	______________	______________
Other Parties	1.	______________	______________
	2.	______________	______________
	3.	______________	______________

Information supplied by ______________________________

Signature: ______________________________ Date: ______________

J & J

SC-3

IN THE IOWA DISTRICT COURT FOR ______________________ COUNTY

(Small Claims Division)

Plaintiff(s)

PIN ______________________

(Name)

____

(Address)

____

(Name)

____

(Address)

vs.

Defendant(s)

PIN ______________________

(Name)

____

(Address)

____

(Name)

____

(Address)

APPEARANCE AND ANSWER

OF DEFENDANT

Small Claim No. ______________________

Date Filed ______________________

I HEREBY enter my appearance and admit/deny the claim of plaintiff(s).

____
Defendant

By ______________________ PIN ______________________
Attorney for Defendant

J & J

CLERK OF COURT
PO BOX 748
AMES IA 50010-0748

Case ID: 02851 SCSC036816

MFS INVESTMENT MANAGEMENT
500 BOYLSTON ST 15 FLOOR
BOSTON MA 02116